Holland+Knight

Tel 212 513 3200
Fax 212 385 9010

Holland & Knight LLP
195 Broadway, 24th Floor
New York, NY 10007-3189
www.hklaw.com

Neal N. Beaton
212 513 3470
neal.beaton@hklaw.com

June 28, 2005

BY HAND DELIVERY

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: Japan Tobacco Inc. (File No. 82-4362)
Information Furnished Pursuant to
Rule 12g3-2 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are counsel to Japan Tobacco Inc., a corporation incorporated under the laws of Japan (the "Company"), in connection with this filing made pursuant to the exemption provided under Rule 12g3-2 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Attached as an Annex to this letter is a list of information, certain items of which are enclosed herewith, that the Company has made public pursuant to the laws of Japan, has filed with stock exchanges or has distributed to its security holders, subsequent to the information furnished under cover of the letter, dated May 25, 2004, from Mori Hamada & Matsumoto to the Securities and Exchange Commission (the "Commission"), and subsequent to the information previously furnished to the Commission by this firm on behalf of the Company.

The information set forth herein is being furnished to the Commission pursuant to subparagraph (b)(1)(iii) of the Rule. In accordance with subparagraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions regarding this filing, please do not hesitate to call me at (212) 513-3470 or, in my absence, Lance D. Myers of this office at (212) 513-3217. We would appreciate it if you would date stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,

Neal N. Beaton
Holland & Knight LLP

3009506_v1

ANNEX

INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENTS
(brief description of Japanese language documents listed from 1 to 5 below are set out in EXHIBIT A hereto)

1. Shelf Registration Statement dated May 27, 2005

2. Report of the State of Repurchase of the Company's Own Shares dated May 2, 2005

3. Annual Securities Report dated June 24, 2005

4. Amended Shelf Registration Statement dated June 24, 2005

5. Statutory Public Notice dated June 25, 2005

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed below are included in EXHIBIT B hereto)

1. Business Report for the fiscal year ended March 31, 2005

2. Notice of Convocation of the 20th Ordinary General Meeting of Shareholders dated June 2, 2005

3. Notice of Resolution of the 20th Ordinary General Meeting of Shareholders dated June 24, 2005

4. Press Releases

	Date	Title
1)	06/13/2005 (06/13/2005)	JT's Subsidiary to Handover Testing Machinery Business to Tokyokoki

---

Note: The dates in parentheses are the dates of the releases in Japanese

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

1. Shelf Registration Statement dated May 27, 2005

   Shelf Registration Statement for issuances of corporate bonds for two years (from June 6, 2005 to June 5, 2007) stating the information concerning securities, reference information and the information concerning the guarantor, etc. filed with the Director of Kanto Local Finance Bureau.

2. Report of the State of Repurchase of the Company's Own Shares dated May 2, 2005

   Report of the State of Repurchase of the Company's Own Shares stating the conditions of repurchase, possession, disposal of the Company's Own Shares from April 1, 2005 to April 30, 2005 filed with the Director of Kanto Local Finance Bureau.

3. Annual Securities Report dated June 24, 2005

   Annual Securities Report stating the results for the relevant fiscal year filed with the Director of Kanto Local Finance Bureau.

4. Amended Shelf Registration Statement dated June 24, 2005

   Amended Shelf Registration Statement in which Annual Securities Report dated June 24, 2005 was added to the reference information in the Shelf Registration Statement filed with the Director of Kanto Local Finance Bureau.

5. Statutory Public Notice dated June 25, 2005

   Statutory Public Notice stating the results for the relevant fiscal year in a summary form published in Nihon Keizai Shimbun (newspaper).

EXHIBIT B

ENGLISH DOCUMENTS

Set out below is the English documents referred to in ANNEX, Section B, items 1 to 4.

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Yukiko Seto
Associate General Manager
Media and Investor Relations
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292

FOR IMMEDIATE RELEASE

JT's Subsidiary to Handover Testing Machinery Business to Tokyokoki

Tokyo, June 13, 2005 --- Japan Tobacco Inc. (JT) (TSE:2914) announced today that JT Tohsi Inc. (JTT), a testing machinery manufacturer and a subsidiary of JT, have completed an agreement with Tokyokoki Seizosho Ltd. (TKS) to handover JTT's testing machinery business to TKS.

JTT has manufactured and marketed various types of testing machinery since its establishment in 1933. Consideration of the growing competition within the industry led JTT to the decision to handover its testing machinery business. TKS is now in the process of enhancing its capabilities, which would enable the effective adoption and promotion of JTT's resources including its brands, technologies and expertise.

The handover, contingent on an official approval of JTT's shareholders in its general meeting, is scheduled to be implemented on November 1, 2005.

JT today also made the decision to liquidate JTT after completion of the handover, upon official approval by its board of directors and shareholders in their upcoming meetings.

It is expected that the financial impact of this decision on the JT's consolidated accounts will be minimal.

Summary of JT Tohsi

Name of the Company:	JT Tohsi Inc.
Name of the Representative:	Yoji Nakamura
Place of Business:	1-1-16, Toranomon, Minato-ku, Tokyo Japan
Established:	October 20, 1933
Capital:	488 million yen (as of March 31, 2005)
Number of Issued Shares:	6,000,000 shares (as of March 31, 2005)
Shareholders' Equity:	-58 million yen (as of March 31, 2005)
Type of Business:	Development, manufacture and sales of testing and measuring machinery

Number of Employees: 60 employees (as of March 31, 2005)
Total Amount of Assets: 1,661 million yen (as of March 31, 2005)
Major Share Holder: Japan Tobacco Inc.: 78.5%

Most Recent Business Results:

(millions of yen)

	FY03/2003	FY03/2004	FY03/2005
Sales	1,945	1,321	1,407
Recurring Profit	53	-82	-13
Net Income	31	-77	-35

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.664 trillion in the fiscal year ended March 31, 2005.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

This document contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

1. health concerns relating to the use of tobacco products;
2. legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and governmental investigations and privately imposed smoking restrictions;
3. litigation in Japan and elsewhere;
4. our ability to further diversify our business beyond the tobacco industry;
5. our ability to successfully expand internationally and make investments outside of Japan;
6. competition and changing consumer preferences;
7. the impact of any acquisitions or similar transactions;
8. local and global economic conditions; and
9. fluctuations in foreign exchange rates and the costs of raw materials.

June 24, 2005

Japan Tobacco Inc.
2-1, Toranomon 2-chome
Minato-ku,Tokyo

Dear Shareholders:

Notice of Resolution of the 20th Ordinary General Meeting of Shareholders

We are pleased to inform you that the following matters were reported and resolved at the 20th ordinary general meeting of shareholders held today.

Yours sincerely,

Katsuhiko Honda
President, Representative Director and
Chief Executive Officer

Resolution

Matters reported:

1. Report on the Business Report, the Consolidated Balance Sheet, the Consolidated Statement of Income and Independent Auditor's Report and the Company's Audit Board Report for the Consolidated Financial Statements for the 20th Business Term (April 1, 2004 to March 31, 2005).

2. Report on the Balance Sheet, the Statement of Income and the Purchase of the Company's Own Shares under the Resolution of the Board of Directors whose authority is delegated by the Articles of Incorporation for the 20th Business Term (April 1, 2004 to March 31, 2005).

Matters resolved:

First Item: Approval of the Proposed Appropriation of Retained Earnings of the 20th Business Term

This item was approved and adopted as originally proposed, with a dividend of 8,000 yen per share (common dividend of 7,000 yen per share, plus memorial dividend of 1,000 yen per share).

Second Item: Election of Two (2) Directors

In this item, as originally proposed, Mr. Yasushi Shingai and Mr. Hiroshi Kimura were elected and assumed its office.

Third Item: Election of One (1) Corporate Auditor

In this item, as originally proposed, Mr. Takanobu Fujita was elected for the Outside Corporate Auditor. Mr. Takanobu Fujita is an outside auditor as provided in Paragraph 1, Article 18 of Law concerning Exceptional Measures to the Commercial Code with respect to Auditing, etc. of Corporations (Kabushiki-Kaisha)" of Japan.

Fourth Item: Granting Retirement Gratuities to Retiring Director and Corporate Auditor.

In this item, as originally proposed, in order to reward the retiring Director, Mr. Masakazau Kakei and the retiring Corporate Auditor, Mr. Masamichi Narita, it was approved that retirement benefits be granted to each of them within the limitation of proper amounts provided in the Company's criteria. We also approved that the specific amounts, time and methods, etc. for the respective retirement benefits be left to the discretion of the Board of Directors in respect of the retiring Director and to the consultation among the Corporate Auditors in respect of the retiring Corporate Auditor.

Supplementary Notes:

1. Resolution items 1, 2and 3 were approved by the Minister of Finance under the Japan Tobacco Inc. Law as of June24, 2005.

2. At the board meeting, after this ordinary general meeting of shareholders, office directors were elected as follows;

Member of the Board, Executive Deputy President	Takaaki Hotta
Member of the Board, Executive Deputy President	Kazuei Obata
Member of the Board, Executive Deputy President	Seigo Nishizawa

Concerning the payment of Dividends for the 20th Business Term:

1. For those who would like to have dividends transferred to their respective accounts at financial institutions, please review the calculation sheet and confirmation enclosed herein.
2. For others, enclosed is a notice of mail transfer – dividends can then be received at a post office located near you.

Shipment of shareholder special benefit gifts:

The company plans to present its beverage products to its shareholders who hold more than one ordinary share as of March 31, 2005. The gift will be sent by the end of June. If you do not receive the gift by early July, please contact the company at the following information.

Reference for shipment of shareholder special benefit gift:
JT Creative Service Co. (Shipper of the gift on behalf of JT)
Toll free: 0120-791-187 (9:00 am to 5:00 pm except Saturdays, Sundays, and holidays)

Business Report for the fiscal year ended March 31, 2005

Financial Result by Business Segment

Tobacco Business

In the domestic tobacco business, pressing forward with its sales growth strategies, the domestic tobacco business aggressively launched new products, mainly in 1-mg tar, menthol and premium market segments, which represent the growing segments. Furthermore, the Company expanded the sales areas of some of the new products, which had been sold only in limited geographical areas, when strong customer support justified such expansions. In addition, the Company has been unfolding aggressive and efficient marketing activities that were tailored to the characteristics of the market. In July 2004, 12 products in eight brands (made up of one 1-mg tar product, four menthol products, nine products costing ¥300 and above, and two D-spec products) were launched in limited geographical areas covering eight prefectures, and starting in February 2005, as shown in (table 1), six products in six brands (made up of two 1-mg tar product, two menthol products, five products costing ¥300 and above, and three D-spec products) were launched in limited geographical areas covering 12 prefectures. Moreover, we expanded sales area for Mild Seven Prime Menthol Light Box (starting with September 2004) and five other products to nationwide and we expanded sales area for Mild Seven Prime Light Box and six other products. As shown in (table 2), we expanded sales area for Peace Aroma Menthol Box and three other products to nationwide in April 25, 2005.

(Table 1)

Brands	Price/Quantity	Tar/Nicotine	Initial Sales Area	Remarks
Seven Stars Revo Lights Menthol Box	300 yen /20 Cigarettes	7mg / 0.6mg	Gunma, Nagano	Menthol Product / D-spec product
Lucia Citrus Fresh Menthol One	300 yen / 20 Cigarettes	1mg / 0.1mg	Aichi	Menthol Product / D-spec product
Frontier Neo Box	300 yen / 20 Cigarettes	1mg / 0.1mg	Gifu	D-spec product
Mild Seven Super Lights Eco Style	270 yen /20 Cigarettes	6mg / 0.5mg	Mie	
Rin	350 yen / 20 Cigarettes	11mg / 1.2mg	Kyoto, Shiga, Fukui, Ishikawa, Toyama	
Sakura	300 yen / 20 Cigarettes	10mg / 0.8mg	Kagoshima, Miyazaki	

(Table 2)

Brands	Price/Quantity	Tar/Nicotine	Remarks
Peace Aroma Menthol Box	300 yen / 20 Cigarettes	7mg / 0.6mg	Menthol Product
Seven Stars Lights Box	280 yen / 20 Cigarettes	7mg / 0.7mg	
Hope Super Lights	140 yen / 10 Cigarettes	6mg / 0.5mg	
Caster Cool Vanilla Menthol Box	270 yen / 20 Cigarettes	3mg / 0.3mg	Menthol Product

In the area of structural reforms to reduce cost, continuous efforts are being made to increase our cost competitiveness with the steady implementation of the various measures that were described in the medium-term management plan, "JT PLAN-V," coupled with ceaseless cost reduction efforts. Work is under way to shift into a system of 10 tobacco plants nationwide in April 2005; we closed seven plants in the end of March 2005. The Company's domestic raw material group

also began to be reorganized in phases, starting in July 2004. To optimize the foreign leaf tobacco raw material purchase functions of the Group, functional reshuffling and organizational changes began to be made April 2004. As part of these changes, procedures to dissolve and liquidate JT Proserve Inc., a foreign subsidiary, were initiated in September 2004. Furthermore, the Miyakonojo plant, one of the tobacco raw material processing plants, was shut down in the end of March 2005.

At the Leaf Tobacco Deliberative Council meeting in August 2004, JT inquired about soliciting farm families that meet certain qualifications with respect to planting area sizes and farmers' ages to quit farming when we survey their intent to plant for the signing of farming contracts for the 2005 crop of leaf tobacco. The council responded by approving our request. JT has confirmed the decisions of the growers and signed contracts for 2005 cultivation.

The domestic cigarette sales volume during the fiscal year ended March 31, 2005 fell by 5.0 billion cigarettes to 213.2 billion cigarettes (Note), down 2.3% compared with the corresponding figure for the previous year. The decrease was due to the impact of a list-price revision that followed a tobacco excise tax hike. The tax hike came into effect in July 2003 against the backdrop of a continued decline in total demand. The sales volume represented a 72.9% share of the market, the same percentage compared with the corresponding figure for the previous year. Sales per 1,000 cigarettes, excluding excise tax, were JPY 3,941, a JPY 33 increase compared with the corresponding figure for the previous year, thanks mainly to the aggressive introduction of new products.

(Note) In addition to this figure, the domestic tobacco business sold 5.1 billion cigarettes during the fiscal year ended March 31, 2005 at duty-free shops in Japan, as well as the markets in China, Hong Kong and Macao, which are covered by the China Business segment of the Company.

The international cigarette sales volume grew 13.6 billion cigarettes, or 6.8%, during the fiscal year ended March 31, 2005 compared with the corresponding figure for the previous year, to 212.4 billion cigarettes as the growth of GFBs surpassed the decreases caused by tax hikes and price increases in some markets. GFBs sales volumes grew at a sound pace, rising 13.9 billion cigarettes compared with the corresponding figure for the previous year, to 131.4 billion cigarettes, a 11.8% increase. The increase is attributed to healthy sales of Winston in CIS, especially in Russia and in Ukraine, in Europe, especially in Italy and Germany, Camel in Italy, Spain and Mexico, and Mild Seven in Taiwan.

Consequently, net sales grew to JPY 4,284.1 billion, a 1.1% increase compared with the corresponding figure for the previous year, due to the growth of GFBs sales volume in the international tobacco business, in spite of decrease of the sales volume in the domestic tobacco business. Operating income also rose to JPY 259.6 billion, up 8.9% compared with the corresponding figure for the previous year, thanks to an increase in the unit sales price and cost reductions in the domestic tobacco business, in addition to profit growth in the international tobacco business.

The sales volume of the cigarette during the fiscal year ended March 31, 2005 increased to 407.6 billion cigarettes, up 2.9% compared with the corresponding figure for the previous year.

With respect to the international tobacco business, the results for the period from January 2004 to December 2004 are incorporated into reports as the results for the fiscal year ended March 31, 2005.

Pharmaceutical Business

In pharmaceutical business JT is striving to further build up and strengthen our R&D. At present, JT has six drugs in the clinical development pipeline, after Anti-HIV drug (JTK-303) and Hyperlipidemia drug (JTT-302) entered into clinical stage, while JT terminated the development of the Anticoagulant drug (JTV-803).

Hyperlipidemia drug (JTT-705) was licensed out with worldwide rights, excluding Japan and Korea, to develop and commercialize the drug to Swiss-based Roche in October 2004. Anti-HIV drug (JTK-303) was licensed out with worldwide rights, excluding Japan, to develop and commercialize the drug to US-based Gilead Sciences in March 2005.

JT agreed with Toray Industries, Inc. and Torii Pharmaceutical Co., Ltd. to co-develop and market new Antipruritus drug in Hemodialysis patients in domestic market by Toray's Pharmaceutical Research Laboratory, in March 2005.

In July 2003, JT obtained exclusive marketing rights in Japan from US-based Gilead Sciences for three anti-HIV drugs. "Viread," one of the three, was launched in April 2004 by our subsidiary Torii Pharmaceutical Co., Ltd. ("Torii"), following our receipt of import approval in March 2004. The remaining two drugs, "Emtriva" and "Truvada," were launched in April 2005 by Torii, following our receipt of import approval in March 2005.

Royalty revenue from our "Viracept," anti-HIV drug declined due to increased competition. JT developed the drug with Agouron Pharmaceuticals, Inc. of the United States and it is sold in the U.S., Europe, Japan and elsewhere.

Under influence from price revision in April 2004, the net sales increased due to the increase in sales of main products such as "Futhan", protease inhibitor, "Urinorm", uricosuric agent, "Antebate," topical adrenocortical hormone, and the launch of "Viread," anti-HIV drug in April 2004. However, the net income decreased as a result, due to the decrease in sales of "Stronger Neo-Minophargen C," agent for liver disease / antiallergic agent and negative influence from transfer of marketing right for "Tacho Comb," a biological tissue conglutination dressing sheet, to ZLB Behring LLC in October 2004.

Consequently, net sales increased to JPY57.6 billion, up 12.6% compared with the corresponding figure for the previous year due to lump-sum income accompanying license-out to Roche of Hyperlipidemia drug (JTT-705), in spite of the decrease in sales in Torii as well as the decrease of royalty revenue from "Viracept".

In addition to the lump-sum income, our R&D expenses decreased, and the amortization of goodwill resulting from the acquisition of Torii concluded in the previous fiscal year. As a result, operating income increased JPY14.6 billion to JPY1.8 billion (JPY12.8 billion of operating loss in the previous fiscal year).

Japan Tobacco Inc. Clinical Development (as of April 27, 2005)

Code	Stage	Indication	Mechanism	Characteristics	Development	Rights
JTE-607 (inj)	Phase2(JPN) Phase1(Overseas)	SIRS(systemic inflammatory response syndrome)	Inflammatory Cytokines inhibitor	Inhibits the production of inflammatory cytokines	Developed by JT Developed by JT	
JTT-705 (oral)	Phase1(JPN)	Dyslipidemia	CETP inhibitor	Decrease LDL and Increase HDL by Inhibition of CETP -CETYP: Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL: High density lipoprotein, Cholesterol -LDL: Low density lipoprotein, Bad Cholesterol	Developed by JT	A license agreement was signed with Roche (Switzerland) for development and commercialization of this compound worldwide except Japan and Korea. (October 2004)
JTK-003 (oral)	Phase2 (JPN) Phase2 (Overseas)	Hepatitis C	HCV RNA-polymerase inhibitor	Treatment of Hepatitis C by inhibiting HCV RNA- polymerase	Developed by JT Developed by JT	
JTK-130 (oral)	Phase2 (JPN) Phase1 (Overseas)	Hyperlipidemia	MTP inhibitor	Treatment of hyperlipidemia by Reducing absorption of cholesterol and Triglyceride via inhibition of MTP MTP: Microsomal Triglyceride Transfer Protein	Developed by JT Developed by JT	

JTK-303 (oral)	Phase1 (JPN)	Anti-HIV	Integrase inhibitor	Integrase inhibitor which works by Blocking integrase, an enzyme that is Involved in the replication of HIV (HIV: Human Immunodeficiency Virus)	Developed by JT	A license agreement was signed with Gilead (US) For development and commercialization of this compound worldwide except Japan. (March 2005)
JTK-302 (oral)	Phase1(Overseas)	Dyslipidemia	CETP inhibitor	Decrease LDL and Increase HDL by Inhibition of CETP -CETP: Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL: High density lipoprotein. Good Cholesterol -LDL: Low density lipoprotein, Bad Cholesterol	Developed by JT	

Foods Business

The business value of our foods business has been considerably enhanced by the development and introduction of new products, the strengthening of existing sales channels and the flexible operations to meet market demands.

In the processed foods business, JT has been implementing activities to strengthen the earning capacity, along with enrichment and enhancement of frozen foods' lineup such as "Dai-Ninki" series and "Imadoki-Wazen" series, as well as expansion of scale of operation mainly due to taking-over of chilled processed foods business in Australia in 2003.

In the beverage business, JT is working to steadily expand our business through our vending machine operator subsidiary, Japan Beverages Co., Ltd., and it is striving for greater efficiency in our business as a whole. JT aggressively developed and launched new products that emphasize differentiation, as evidenced by the reinforcement of core brands of "Roots" and "Senoby", start-up of a new brand "Miss Parlor" in September 2004, and re-launch of the Chinese-blended tea, "Yamucha-ro" in March 2005.

The expansion of scale in the processed foods business and the expansion of beverage vending machine sales channels exceeded the decrease due to contraction in the unprofitable sales channels in the beverage industry. Net sales were JPY265.3 billion, up 6.1% over the same period of the previous year, and operating income came to JPY1.9 billion, up JPY6.7 billion compared with the corresponding figure for the previous year (the operating loss of the previous fiscal year was JPY4.8 billion). As a result, we have achieved surplus in operating income one year earlier than we have planned to achieve the goal in "JT PLAN-V".

Other Businesses

In other businesses, the net sales decreased to JPY57.2 billion, down 34.1% and the operating income decreased to JPY10.4 billion, down 12.9% compared with the corresponding figure for the previous year respectively, due to temporary sales in real estate business in the previous year as well as sellout of shares of printing-related subsidiaries (*)

(*) JT transferred all of its holding shares of JT Pros Print Co., Ltd., Tokkyoshiki Co., Ltd., and GB One Printing Co., Ltd., to Toppan Printing Co., Ltd. in April 2004, and these companies are excluded from the scope of consolidation since this fiscal year.

CONSOLIDATED STATEMENTS OF INCOME

Japan Tobacco Inc. and Consolidated Subsidiaries
For the fiscal year ended March 31, 2005

	Millions of yen		
	FY3/2005	*YoY*	
	(Unaudited)		
NET SALES	**JPY 4,664,513**	**JPY 39,362**	← (6)
COST OF SALES	**3,713,725**	**29,712**	
Gross profit	**950,788**	**9,649**	
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	**677,416**	**-29,687**	
Operating income	**273,371**	**39,337**	← (7)
NON-OPERATING INCOME:	**15,949**	**5,628**	
NON -OPERATING EXPENSES:	**19,069**	**-11,685**	
Recurring profit	**270,251**	**56,651**	
XTRAORDINARY PROFIT:	**79,288**	**49,931**	
EXTRAORDINARY LOSS:	**248,206**	**-2,358**	
INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTERESTS	**101,333**	**108,941**	
INCOME TAXES (BENEFIT)	**70,071**	**2,583**	
INCOME TAX – DEFERRED	**-38,506**	**33,795**	
MINORITY INTERESTS	**7,184**	**2,376**	
NET INCOME (LOSS)	**JPY 62,583**	**JPY 70,186**	← (8)

Note: Amounts are rounded down to the nearest JPY 1 million.

6. This increase is due to a revenue increase resulting from a growth of Global Flagship Brands sales volumes in the international tobacco business, and the business expansion in the processed foods business.

7. This increase is mainly due to cost reduction in the domestic tobacco business and in others, a profit increase resulted from growth of Global Flagship Brands in the international tobacco business, temporary income from licensing-out of Dyslipidemia Compound in pharmaceutical business, as well as turned-into black Foods business.

8. This increase is due to recognition of extraordinary profit in connection with transfer of fixed assets (beneficial interest in trust) to Frontier Real Estate Investment Corp., and the absence of any such factors as an extraordinary loss worth JPY185.0 billion, resulting from a one-time charge for recognition of obligations under the Public Official Mutual Assistance Association Law to reflect accounting changes relating to the obligations under the Law.

Land leasehold	126	126
Right of design	12	20
Software	11,545	11,576
Others	247	347
INVESTMENTS AND OTHER ASSETS	**995,155**	**957,083**
Investment securities	63,699	58,393
Investment securities of subsidiaries	764,123	769,041
Investment in subsidiaries	2,315	2,112
Long-term loans	17,520	17,289
Long-term prepaid expenses	6,762	9,109
Deferred tax assets	125,816	91,591
Other assets	19,583	15,971
Allowances for doubtful accounts	-4,665	-3,490
Allowances for loss on investments	-	-2,937
TOTAL ASSETS	**2,548,924**	**2,609,212**

Note: Amounts are rounded down to the nearest JPY 1 million.

SHAREHOLDERS' EQUITY:

COMMON STOCK	**100,000**	**100,000**
CAPITAL SURPLUS	**736,400**	**736,400**
Additional paid-in capital	736,400	736,400
RETAINED EARNINGS	**751,508**	**744,134**
Legal reserve	18,776	18,776
Voluntary reserve	695,437	642,887
Reserve for accelerated depreciation	230	320
Reserve for advanced depreciation	58,315	52,581
Special reserve for advanced depreciation	3,691	5,485
General reserve	633,200	584,500
Unappropriated retained earnings	37,294	82,469
NET UNREALIZED GAINS ON INVESTMENT SECURITIES	**14,457**	**11,521**
TREASURY STOCK	**-74,578**	**-34,579**
TOTAL SHAREHOLDERS' EQUITY	**1,527,787**	**1,557,476**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**2,548,924**	**2,609,212**

Note: Amounts are rounded down to the nearest JPY 1 million.

Business Development after the contract termination of Marlboro

The Marlboro license contract over Marlboro with Philip Morris, that continued for about thirty-years expired in April 30, 2005.
Marlboro, which is the world's first-ranked brand or Japan's second-ranked brand will be out of JT's product composite, and will turn to our rival brand.
Together with all the divisions, JT will promote its growth strategy through aggressive launch of new products to strengthen it's product line.

Preparing for Marlboro's "reverse attack "competing over market share:

<Preparing for after Marlboro contract termination>

October 2004	Agreed for sales integration of JT international products in Japan
March 2004	Officially initiated design renewal for existing brands
January2004	Officially initiated mass launching of limited to local area new products for the test marketing strategy

Marlboro license with Philip Morris continued for about thirty-years expired in April 30, 2005.
We have been preparing in various way, t o cope with the change in the market competition of after the termination of the contract of Marlboro license. One is to strengthen the product group that can compete with Marlboro, as well as development and launch of new products.
The other is to make the best use of Camel, and Winston and etc., the products that hold worldly brand value.
Marlboro is the brand, which holds more than 9% market share. Because of this, JT will actively use of Camel, Winston, and etc., the global flagship brand (GFB), which joined to JT products from May 2005.

GFB is familiar among the people in the world, and possesses high brand value. With a power as JT Group, we will also make GFB brands grow in Japan, with the powerful support of sales force and vending machines, since after the termination of Marlboro contract.

Also, from April 25th, "Hope Super Light" and other brands are nation-wide sale; however it is the first time to release 4 brands at the same time.
Hope, Seven Star, Peace, and Caster are the brands of competitors of Marlboro. Also, at the same time, strengthen of menthol products are indispensable to compete with Marlboro. Besides adding and strengthen these products, we schedule to launch more than 10 brands in FY2006. Through all these efforts, JT will structure a strategy to compete with Marlboro.

<Product Strategy>

Structuring a Strategy against Marlboro by utilizing new Products Camel and other FGB brands

JT will launch more than 10 brands of new products in 2005. (Including local-area only)

Four brands below will be on nation-wide sale, in addition to existing nation-wide sales brands.

Regaining market share thorough new and existing products:

JT has been launching a large amount of new products as local area only, to regain market share through new products.
We help to improve the products to be favorable, by listening customers' voice directly at sales promotions of new product launch.

Our newly launched products have been gaining a certain market share from the brands of our competitors, including Marlboro. We believe that these newly launch products will help to regain market share.

Also, renewal of existing brands is important. Mild Seven was successfully rejuvenated with favorable evaluation we received from the customer in 20's and 30's. With the design renewal, JT succeeded to expand Mild Seven's market share in FY2005, which was a recovery from FY2004. We also renewed the design of existing brands, Cabin, Caster, Frontier and etc.; we received favorable evaluation from younger generation in general. For these brands, we assume that the design renewal and new product launch acted as a break on long term market share decline.

< Regaining Market Share through the Design Renewal of Existing Products>

Evaluation for the Design Renewal of Mild Seven

Favorable comment: "The color is bright and feel youthfulness", "Full of energy and life in logo mark", etc.

Business Challenge of the Future

<Toward Sales Growth>

Improving sales volume excluding tax, through conducting growth strategy

Establish D-spec (low odor products) Product Group

<Aggressive Launch of New Products>

→ Nurture the brands that can be expected to be ranked within the 60th in the market

Create the design with originality and competitiveness

Improve efficiency of marketing investment

We place FY2006 as the year to devote our self to conduct our growth strategy.
Regarding to the sales growth, we are bravely challenging to improve the sales volume excluding tax; however, extending market share in the price range of 300 yen is indispensable. We are considering early establishment of D-spec (low odor products) product group to lead for the market share expansion of more than 300yen products.

Besides early establishment of D-spec products, we will continue to launch new products aggressively. We will continue to nurture the products that will stay in market, as well as maintain and strengthen competitiveness of product design.

Challenge for Separate Smoking

Creating environment comfortable for non-smokers, no-need-to hesitate for smokers

Conducting inclusive support for both smokers and non-smokers, we are trying to gain "customer satisfaction" from smokers, and "empathy" from non-smokers: JT is trying to create effective separate smoking environment for both parties. The members of Social Environment Creation (SEC) are challenging for separate smoking; the development of air cleaner, separate smoking consulting and structure of ventilation system.

In public places, offices, commercial facilities and many other places, the demand for separate smoking is increasing, in accord with their rising awareness for cigarette. Previously, most of the separate smoking was area separation system, which simply separate smoking seats from non-smoking seats.

However, it is not enough for non-smokers. They often claim, " cigarette smoke flow into non-smoking seats".

To meet with these demands, Social Environment Creation (SEC) has been providing "separate smoking consulting" since April 2004.

In separate smoking consulting, we analyze feature of each facility and needs of its user, and suggest most appropriate separate smoking method applying field research and computer simulation.

The major challenge for separate smoking is to create air circulation from non-smoking to smoking, and exhaust smoke to outside, which can prevent from smoke and odor flow to non-smoking seats; the ventilation system can help to maintain favorable air environment. The system has been introduced to a part of restaurants of a major family restaurant chain. JT has been consulting for separate smoking to match with needs of users.

The development of air purifier is for residential use. In the air purifier market, there was almost no purifier that aims at smoke and odor of cigarette.

Also, it was the fact that there were demand of air purifier by both non-smokers and smokers. SEC paid attention to the needs, and co-developed air purifier with Daikin Industries Ltd., a major air purifier company.

In the development, JT and Daikin Kogyo co-developed product concept, the software, whereas the hardware, mechanical feature part was developed by Daikin Industries. Ltd..

Also, JT and Daikin Industries, Ltd. co-developed "Flash Streamer Photo Catalytic Air Purifier Plus". Daikin Industries Ltd. started to sell it from April 1st.

Unfortunately, there is no existing technique to completely deduct odor of cigarette; however, JT is keep challenging the subject.

JT opened new research laboratory in 2004, in corporation with various companies with knowledge of air purifier and facility equipment.

Taking full advantage of unique point of view and know-how accumulated for long time, JT is exploring new ways for separate smoking.

The environment which non-smokers can spend time pleasantly, as well as non-smokers can enjoy smoking without feeling constraint. To create an environment comfortable for both non-smokers and smokers, consulting for separate smoking will take a more important role in the future.

(TRANSLATION)

Notice of Convocation ofthe 20th Ordinary General Meeting of Shareholders

(This is a translation, for information purpose only, of the original Notice of the General Meeting of Shareholders in the Japanese language dispatched to shareholders in Japan. Certain omissions and modifications have been made from the original Japanese notice. The Company makes no warranty, express or implied, as to the accuracy or completeness of the translation.)

JAPAN TOBACCO INC.

(**GENERAL AFFAIRS DIVISION**
(e-mail: jt.ir@ims.jti.co.jpmailto:jt.ir@ims.jti.co.jp))

GENERAL AFFAIRS DIVISION (e-mail: jt.ir@ims.jti.co.jpmailto:jt.ir@ims.jti.co.jp)

(TRANSLATION)

J
u
n
e

2

To our Shareholders

Katsuhiko Honda
President and Representative Director
Japan Tobacco Inc. 2-1, Toranomon
2-chome Minato-ku, Tokyo

Notice of Convocation of the 20th Ordinary General Meeting of Shareholders

You are cordially invited to attend the 20th ordinary general meeting of shareholders to be held as set forth below.

If you cannot attend the meeting, please see the "Reference Documents for Exercising Voting Rights" hereinafter described and exercise your voting rights in either of the following manners:

[Exercise of the Voting Rights by mail]

Please indicate whether you are for or against each of the items on the Voting Rights Exercise Sheet enclosed herewith. You are then requested to return it with your seal affixed.

[Exercise of the Voting Rights by the Internet]

Please access to the web site for the exercise of the voting rights (https://www.mtb-daiko.jp) from your computer and indicate whether you are for or against each of the items following the directions in the web site using "Log-in ID" and "Temporary Password" as referred in the Voting Rights Exercise Sheet enclosed herewith. You are requested to refer to "Direction for Exercise of the Voting Rights by the Internet" enclosed herewith.

Yours sincerely,
Katsuhiko Honda
President, Representative
Director and Chief
Executive Officer

Particulars:

1 **Date and time of the meeting:**Friday, June 24, 2005, at 10:00 a.m.

2 **Place of the meeting: Tokyo Prince Hotel 3-1, Shibakoen 3-chome, Minato-ku, Tokyo**

3 **Purpose of the meeting:**

Matters to be reported:

1 Report on the Business Report, the Consolidated Balance Sheet, the Consolidated Statement of Income and Independent Auditor's Report and the Company's Audit Board Report for the Consolidated Financial Statements for the 20th Business Term (April 1, 2004 to March 31, 2005).

2 Report on the Balance Sheet, the Statement of Income and the Purchase of the Company's Own Shares under the Resolution of the Board of Directors whose authority is delegated by the Articles of Incorporation for the 20th Business Term (April 1, 2004 to March 31, 2005).

Matters to be resolved:

Item 1: Approval of the Proposed Appropriation of Retained Earnings of the 20th Business Term

Item 2: Election of Two (2) Directors

Item 3: Election of One (1) Corporate Auditor

Item 4: Granting of Retirement Gratuities to Retiring Directors and Corporate Auditor

(TRANSLATION)

Statement of Activities

from 1 April 2004 to 31 March 2005

Ⅰ. Summary of the Operation

1 . Process and Result of the Operation of our Group

(1) Condition of the Operation of our Group

During this fiscal year, though economical slowdown has been seen since second half of the year, constant recovery has been seen in economy in Japan. In world-wide economy, economic expansion is seen in U.S. economy, the expansion has been seen continuously in Asia including in China and Thailand, and in Europe, sound recovery in economy has been seen.

In the domestic tobacco business, due to domestic social factors, including continued aging of the population, consumers' growing concern about the impact of smoking on health and reinforcement of smoking regulations, business environment has been getting more severe due to escalation of share competition under the circumstances where total demand has continued to decrease. Under the market condition, our group have proactively developed and launched new products to meet customers' needs, deployed proactive and effective business activities depending on the market characteristics, as well as implemented several measures to strengthen the cost competitiveness.

In addition, taking a subsidiary, JT International S.A.(hereinafter referred to as "JTI"), as a core company, we have made efforts to increase sales volume with increased unit price, aiming at further increase in profit, mainly by making a shift to sales of high-priced products such as GFB products.

(2) GFB stands for Global Flagship Brands, which consist of main international brands; Camel, Winston, Mild Seven and Salem.

In pharmaceutical business JT is striving to further build up and strengthen our R&D. The business value of our foods business has been considerably enhanced by the development and introduction of new products, the strengthening of existing sales channels and the flexible operations to meet market demands.

As company-wide measures, we have implemented several measures to further strengthen management practices focusing on growth in profit toward competitive cost structure. As a result, the consolidated business result for this fiscal year has come to the following.

(Million of yen)

Net Sales	4664.5billion	YoY +0.9%
Operating Income	273.3billion	YoY +16.8%
Recurring Profit	270.2billion	YoY +26.5%
Net Profit	62.5billion	7.6 bill ion yen loss in the previous year

Summary by Business Segment

Tobacco Business

In the domestic tobacco business, pressing forward with its sales growth strategies, the domestic tobacco business aggressively launched new products, mainly in 1-mg tar, menthol and premium market segments, which represent the growing segments. Furthermore, the Company expanded the sales areas of some of the new products, which had been sold only in limited geographical areas, when strong customer support justified such expansions. In addition, the Company has been unfolding aggressive and efficient marketing activities that were tailored to the characteristics of the market. In July 2004, as shown in (table 1), 12 products in eight brands (made up of one 1-mg tar product, four menthol products, nine products costing 300yen and above, and two D-spec products) were launched in limited geographical areas covering eight prefectures, and starting in February 2005, as shown in (table 2), six products in six brands (made up of two 1-mg tar product, two menthol products, five products costing 300yen and above, and three D-spec products*) were launched in limited geographical areas covering 12 prefectures. Moreover, we expanded sales area for Mild Seven Prime Menthol Light Box (starting with September 2004) and five other products to nationwide and we expanded sales area for Mild Seven Prime Light Box and six other products.

* Products which adopt the Company's proprietary reduced odor technology that "controls the odor that rises from the tip of a cigarette" are called "D-spec (reduced odor) products.

(Table 1)

Brands	Initial Sales Area	Price	Tar/Nicotine	Remarks
Hope Super Lights	Hokkaido	140yen	6mg/0.5 mg	
Alphabet H Side Slide Box	Tokyo	300yen	10mg/0.8 mg	
Alphabet R Side Slide Box	Tokyo	300yen	7mg/0.6 mg	
Alphabet C Side Slide Box	Tokyo	300yen	7mg/0.5 mg	Menthol Product
Caster Cool Vanilla Menthol Box	Shizuoka	270yen	3mg/0.3 mg	Menthol Product
Peace Aroma Menthol Box	Aichi	300yen	7mg/0.6 mg	Menthol Product
Mild Seven Prime Lights Box	Osaka	300yen	8mg/0.6 mg	D-spec Product
Seven Stars Lights Box	Fukuoka	280yen	7mg/0.7 mg	
Four other products				

(Table2)

Brands	Initial Sales Area	Price	Tar/Nicotine	Remarks
Seven Stars Revo Lights Menthol Box	Gunma, Nagano	300yen	7mg/0.6mg	Menthol Product D-spec Product
Lucia Citrus Fresh Menthol One	Aichi	〃	1mg/0.1mg	Menthol Product D-spec Product
Frontier Neo Box	Gifu	〃	〃	D-spec Product
Mild Seven Super Lights Eco Style	Mie	270yen	6mg/0.5mg	
Rin	Kyoto, Shiga Fukui, Ishikawa Toyama	350yen	11mg/1.2mg	
Sakura	Kagoshima, Miyazaki	300yen	10mg/0.8mg	

For the Cost Structure Reform, we are steadily implementing several measures. Work is under way to shift into a system of 10 tobacco plants nationwide in April 2005; we closed seven plants in the end of March 2005. The Company's domestic raw material group also began to be reorganized in phases, starting in July 2004. To optimize the foreign leaf tobacco raw material purchase functions of the Group, functional reshuffling and organizational changes began to be made April 2004. As part of these changes, procedures to dissolve and liquidate JT Proserve Inc., a foreign subsidiary, were initiated in September 2004. Furthermore, we have been continuously strengthening the cost competitiveness by implementing measures including shut-down of the Miyakonojo plant, one of the tobacco raw material processing plants, at the end of March 2005, as well as making efforts for cost reduction.

At the Leaf Tobacco Deliberative Council meeting in August 2004, JT inquired about soliciting farm families that meet certain qualifications with respect to planting area sizes and farmers' ages to quit farming when we survey their intent to plant for the signing of farming contracts for the 2005 crop of leaf tobacco. The council responded by approving our request. JT has confirmed the decisions of the growers and signed contracts for 2005 cultivation in February 2005.

The domestic cigarette sales volume during the fiscal year ended March 31, 2005 fell by 5.0 billion cigarettes to 213.2 billion cigarettes (Note), down 2.3% compared with the corresponding figure for the previous year. The decrease was due to the impact of a list-price revision that followed a tobacco excise tax hike. The tax hike came into effect in July 2003 against the backdrop of a continued decline in total demand. The sales volume represented a 72.9% share of the market, the same percentage compared with the corresponding figure for the previous year. Sales per 1,000 cigarettes, excluding excise tax, were JPY 3,941, a JPY 33 increase compared with the corresponding figure for the previous year, thanks mainly to the aggressive introduction of new products.

Note: In addition to this figure, the domestic tobacco business sold 5.1 billion cigarettes during the fiscal year ended March 31, 2005 at duty-free shops in Japan, as well as the markets in China, Hong Kong and Macao, which are covered by the China Business segment of the Company.

JTI has played a key role in the international tobacco business, in terms of shifting to high-priced products sale, represented as GFB. To increase profit, JT has been aiming for a growth in sales volume, accompanied by higher unit price in sale.

The international cigarette sales volume grew 13.6 billion cigarettes, or 6.8%, during the fiscal year ended March 31, 2005 compared with the corresponding figure for the previous year, to 212.4 billion cigarettes as the growth of GFBs surpassed the decreases caused by tax hikes and price increases in some markets. GFBs sales volumes grew at a sound pace, rising 13.9 billion cigarettes compared with the corresponding figure for the previous year, to 131.4 billion cigarettes, a 11.8% increase. The increase is attributed to healthy sales of Winston in CIS, especially in Russia and in Ukraine, in Europe, especially in Italy and Germany, Camel in Italy, Spain and Mexico, and Mild Seven in Taiwan.

Consequently, net sales grew to JPY 4,284.1 billion, a 1.1% increase compared with the corresponding figure for the previous year, due to the growth of GFBs sales volume in the international tobacco business, in spite of decrease of the sales volume in the domestic tobacco business. Operating income also rose to JPY 259.6 billion, up 8.9% compared with the corresponding figure for the previous year, thanks to an increase in the unit sales price and cost reductions in the domestic tobacco business, in addition to profit growth in the international tobacco business.

The sales volume of the cigarette during the fiscal year ended March 31, 2005 increased to 407.6 billion cigarettes, up 2.9% compared with the corresponding figure for the previous year.

With respect to the international tobacco business, the results for the period from January 2004 to December 2004 are incorporated into reports as the results for the fiscal year ended March 31, 2005.

Pharmaceutical Business

In pharmaceutical business JT is striving to further build up and strengthen our R&D. At present, JT has six drugs in the clinical development pipeline, after Anti-HIV drug (JTK-303) and Hyperlipidemia drug (JTT-302) entered into clinical stage, while JT terminated the development of the Anticoagulant drug (JTV-803).

Hyperlipidemia drug (JTT-705) was licensed out with worldwide rights, excluding Japan and Korea, to develop and commercialize the drug to Swiss-based Roche in October 2004. Anti-HIV drug (JTK-303) was licensed out with worldwide rights, excluding Japan, to develop and commercialize the drug to US-based Gilead Sciences in March 2005.

JT agreed with Toray Industries, Inc. and Torii Pharmaceutical Co., Ltd. to co-develop and market new Antipruritus drug in Hemodialysis patients in domestic market by Toray's Pharmaceutical Research Laboratory, in March 2005.

In July 2003, JT obtained exclusive marketing rights in Japan from US-based Gilead Sciences for three anti-HIV drugs. "Viread," one of the three, was launched in April 2004 by our subsidiary Torii Pharmaceutical Co., Ltd. ("Torii"), following our receipt of import approval in March 2004. The remaining two drugs, "Emtriva" and "Truvada," were launched in April 2005 by Torii, following our receipt of import approval in March 2005.

Royalty revenue from our "Viracept," anti-HIV drug declined due to increased competition. JT developed the drug with Agouron Pharmaceuticals, Inc. of the United States and it is sold in the U.S., Europe, Japan and elsewhere.

Under influence from price revision in April 2004, the net sales increased due to the increase in sales of main products such as "Futhan", protease inhibitor, "Urinorm", uricosuric agent, "Antebate," topical adrenocortical hormone. However, the net income decreased as a result, due to the decrease in sales of "Stronger Neo-Minophargen C," agent for liver disease / antiallergic agent and negative influence from transfer of marketing right for "Tacho Comb," a biological tissue conglutination dressing sheet, to ZLB Behring LLC in October 2004.

Consequently, net sales increased to JPY57.6 billion, up 12.6% compared with the corresponding figure for the previous year due to lump-sum income accompanying license-out to Roche of Hyperlipidemia drug (JTT-705), in spite of the decrease in sales in Torii as well as the decrease of royalty revenue from "Viracept".

In addition to the lump-sum income, our R&D expenses decreased, and the amortization of goodwill resulting from the acquisition of Torii concluded in the previous fiscal year. As a result, operating income increased JPY14.6 billion to JPY1.8 billion (JPY12.8 billion of operating loss in the previous fiscal year).

Foods Business

The business value of our foods business has been considerably enhanced by the development and introduction of new products, the strengthening of existing sales channels and the flexible operations to meet market demands.

In the processed foods business, JT has been implementing activities to strengthen the earning capacity, along with enrichment and enhancement of frozen foods' lineup such as "Dai-Ninki" series and "Imadoki-Wazen" series, as well as expansion of scale of operation mainly due to taking-over of chilled processed foods business in Australia in 2003.

In the beverage business, JT is working to steadily expand our business through our vending machine operator subsidiary, Japan Beverages Co., Ltd., and it is striving for greater efficiency in our business as a whole. JT aggressively developed and launched new products that emphasize differentiation, as evidenced by the reinforcement of core brands of "Roots" and "Senoby", start-up of a new brand "Miss Parlor" in September 2004, and re-launch of the Chinese-blended tea, "Yamucha-ro" in March 2005.

The expansion of scale in the processed foods business and the expansion of beverage vending machine

sales channels exceeded the decrease due to contraction in the unprofitable sales channels in the beverage industry. Net sales were JPY265.3 billion, up 6.1% over the same period of the previous year, and operating income came to JPY1.9 billion, up JPY6.7 billion compared with the corresponding figure for the previous year (the operating loss of the previous fiscal year was JPY4.8 billion).

Other Businesses

In other businesses, the net sales decreased to JPY57.2 billion, down 34.1% and the operating income decreased to JPY10.4 billion, down 12.9% compared with the corresponding figure for the previous year respectively, due to temporary sales in real estate business in the previous year as well as sellout of shares of printing-related subsidiaries (*)

(*) JT transferred all of its holding shares of JT Pros Print Co., Ltd., Tokkyoshiki Co., Ltd., and GB One Printing Co., Ltd., to Toppan Printing Co., Ltd. in April 2004, and these companies are excluded from the scope of consolidation since this fiscal year.

Other Summaries

Company-wide measures

Regarding company-wide measures, as a measure to strengthen the business structure, JT implemented voluntary retirement program with the scrap and build measure of business points for the establishment of competitive cost structure to strengthen the Company's business.

To exercise agile management correlating to the change of business environment, we think it important to have more business options. At the ordinary general shareholders meeting, held on June 24, 2004, a partial revision of the Company's articles of incorporation was approved so that JT shares can be bought back by a resolution of the board of directors. Following this amendment, we bought back our shares by market buying following the resolution of the board of directors in last October. The Company's corporate headquarters was reorganized with the objective of constructing an organization that is capable of responding promptly to changes in the business environment and changes in the business, which is aimed for improving effectiveness.

(2) Business Investment of our Group

For this consolidated fiscal year, JT Group has conducted a JPY85.1 billion capital investment in the Tobacco business. We have invested JPY65.2billion, mainly to strengthen the handling function mainly to respond with the market demand for new and diversified products.

Regarding to the Pharmaceuticals business, we have invested JPY3.1billion to fulfill the R&D facilities. For the Foods business, we have invested JPY7.3billion to strengthen production facilities. For Other Business, we have spent JPY10.6billion for capital expenditure mainly for business machines and operation facilities.

(3) Fund Procurement of our Group No special items to be mentioned

2 . Business Performance and Assets

(1) Business performance and assets of our Group

(Millions of yen)

Classifications	17th Period (Fiscal year 2002)	18th Period (Fiscal year 2003)	19th Period (Fiscal year	20th Period (Fiscal year
Net Sales	4,544,174	4,492,263	4,625,151	4,664,513
Recurring Profit	156,679	173,231	213,599	270,251
Net income (loss) for the period	36,850	75,301	-7,602	62,583
Net income (loss) for the period per share	18,425	37,527	-3,966	32,089
Gross Asset	3,063,076	2,957,665	3,029,083	2,982,056
Net Assets	1,613,104	1,622,654	1,507,937	1,498,203

Note: Regarding the result for the 19th Period, we suffered net loss because of extraordinary loss following accounting change of government-sponsored defined benefit pension plans which related to pension benefits to which beneficiaries are entitled for services rendered up to July 1, 1956, being posted.

(2) Business Performance and Assets of our Company

(Millions of yen)

Classifications	17th Period (Fiscal year 2002)	18th Period (Fiscal year 2003)	19th Period (Fiscal year 2004)	20th Period (Fiscal year 2005)
Net Sales	2,744,632	2,641,892	2,694,310	2,685,948
Recurring Profit	121,339	121,393	154,320	194,120
Net Income (loss)	51,146	57,228	-29,533	27,030
Net income (loss) per share	25,573	28,555	-14,995	13,836
Gross Asset	2,546,846	2,509,624	2,609,212	2,548,924
Net Assets	1,589,425	1,633,185	1,557,476	1,527,787

Note: Regarding the result for the 19th Period, we suffered net loss because of extraordinary loss following accounting change of government-sponsored defined benefit pension plans which related to pension benefits to which beneficiaries are entitled for services rendered up to July 1, 1956, being posted.

3 . Future Tasks of our Group

The business environment surrounding the Group is expected to become tougher due to intensified competition over market share, amid the continuous decline in the aggregate domestic demand for tobacco. In addition, the license agreement with Philip Morris for Marlboro products in Japan will be terminated at the end of April 2005. Against risk of decrease of business, our company has formulated medium term management plan, "JT PLAN-V" (from the fiscal year 2003 to 2005) ending at the end of the fiscal year 2005, and has been making efforts to achieve the PLAN, to further strengthen the management structure focusing on profit growth, in the light of the change of environment surrounding the domestic tobacco business

As an effort in each business segment, the domestic tobacco business will strive to increase the cash flow level notwithstanding changes in its business environment. Meanwhile, the international tobacco business will aim to become the key to income growth for the whole Group; the pharmaceuticals business will aim to be a future cash flow generator for the Group, contributing to the enhancement of JT's corporate value promptly, and the foods business will also aim to be the next cash flow generator for the Group by solidifying its business base and increasing its business value.

In the domestic tobacco business, due to domestic social factors, including continued aging of the population, consumers' growing concern about the impact of smoking on health and reinforcement of smoking regulations, business environment has been getting more severe due to escalation of share competition under the circumstances where total demand has continued to decrease. In addition, the license agreement in Japan for Marlboro of Philip Morris International will be expired at the end of April 2005. In order to counter potential decline in profit from such events, JT will increase the value of its domestic tobacco business through various measures, including the implementation of top line growth strategies and cost structure reforms.

As a sales-growth strategy, JT will strive to promote our products proactively and efficiently following the market characteristics by continuing to introduce new products proactively and expand the sales area for the products that have been launched in limited areas, for market penetration. JT has already launched seven of D-spec product, which adopt the Company's proprietary reduced odor technology that "controls the odor that rises from the tip of the cigarette", to meet customers' needs, and it will continue to pursue further development of the product of this type in the future.

In addition to the termination of the license agreement of Marlboro products in Japan, competition environment in domestic tobacco business could change dramatically due to the situation, where JT itself will import, manufacture, and sell products for domestic market such as "Camel", "Salem", and "Winston" of a subsidiary JT International S.A. (hereinafter referred to as "JTI"), from May 1, 2005. Under the circumstances, JT enhances the strength of the competitiveness through several strategies including launch of new products, expansion of sales area, product strategy with JTI products, distribution strategy through sales-effective installation of vending machines, business strategy with use of database marketing.

A flexible cost structure will be established as part of JT's cost structure reform to obtain increased profits. Fixed and variable costs will be reduced in order to counter a potential business decline via the following measures: effective operation with only ten tobacco manufacture factories, consolidation of sales offices, realignment of tobacco leaf procurement offices, enhancement of the newly-introduced imported leaf procurement system, and streamlining of the administrative offices at headquarters.

In order to realize a society in which those who smoke and those who do not can more easily coexist, JT takes measures to encourage improved smoking manners. JT also prepares comfortable smoking area for both appropriate smoking area and smoking opportunity.

Following the previous fundamental strategy, JT expects the international tobacco business to increase profitability with further growth in sales volume of the GFBs (Camel, Winston, Mild Seven and Salem, hereinafter "GFB") to contribute to achieve company-wide management goal as a driving force of the growth in profit of our Group. At the same time, we will continuously focus on core markets selected in the light of

profitability and growth potential, and strive to constantly strengthen the business structure. While the business aims for organic growth, it will also actively examine business and acquisition opportunities that further strengthen company value.

JT will also continue to take appropriate measures against strengthening of regulations in Japan on tobacco package warning labels and revised guidelines concerning tobacco advertising, as well as the WHO Framework Convention on Tobacco Control and the tobacco-related regulations of the EU and other countries.

JT has been taking necessary measures for an unreasonable Notice of Assessment which our local subsidiaries in Canada and as well as in Russia, and the subsidiaries are operating their businesses continuously. The Group will continue to operate their businesses appropriately complying with rules in the all countries where it is operating businesses, and JT will intend to take all possible measures, including legal options, against unreasonable Notice of Assessment.

We will strive to enhance the operating basis to achieve promptly increase of business value. In the pharmaceuticals business we will strive to distinguish itself as a unique business with world-class R&D as well as enhance its presence through innovative drugs toward pillar of the next generation.

To achieve these goals, JT will reinforce the in-house R&D capability, enhance the R&D pipeline, accelerate the R&D speed and will attempt to expand the Group company partnerships with subsidiaries, such as Torii Pharmaceutical Co., Ltd.

The foods business will aim to be the next cash flow generator for the Group by solidifying its business base and increasing its business value.

Maintaining and developing the current strategy, JT will aim to further enhance the business value in processed foods business. Business will be concentrated in the four areas of frozen foods, seasonings, bakery items and chilled foods in overseas markets. In the event of scarce resources, JT will seek collaboration or acquisition opportunities.

In the beverages business, JT decided to modify its strategic emphasis from securing a certain level of revenues and sales expansion to obtaining profitability. The business aims to make steady profits on an operating income basis by thoroughly streamlining operations.

Also, the business will continue to incur expenses for nurturing and enhancement of brands, such as, for R&D, advertising, optimized expansion of the vending machine distribution network.

Moreover, we will make efforts to increase the dividend level constantly through sustained earnings growth driven by active business investment aiming at competitive returns to the shareholders in capital market as well as implement pay back depending on managerial needs ormarket trend to expand the business options. In addition, we will continue to address strengthening the corporate governance toward quicker and higher-quality decision-making or execution of duties.

Regarding environmental protection activities or social action program, we started reforestation and forest conservation this year since we take it important to work on these activities in the light of harmonizing business activities with environment in the countries and areas where our group operates businesses.

For the fiscal year 2005, without mentioning achievement of medium-term management plan "JT PLAN-V," we will focus on sales growth strategy, and will strive to be "a global growth company that operates diversified, value creating businesses" by actively investing into the future, including enhancing its organizational capacity and personnel competitiveness and improving and reinforcing its business foundations, in order to attain sustainable growth in earnings.

.II . Outline of Operation (as of 31

March, 2005) (1) The number of the Company's authorized shares:8,000,000 1 . Principal activities of our Group: (2) Total number of he Company's outstanding:2,000,000

Business Segments	Primary businesses (3) The number of shareholders: 60,907 (4)Principle Shareholders:
Tobacco Business	Manufacture and Sales of Cigarettes such as Mild Seven, Seven Stars, Winston, Camel
Pharmaceutical Business	Research & Development, Manufacture and Sales of ethical drugs
Foods Business	Manufacture and Sales of Processed Foods and Soft Drinks
Other Businesses	Real Estate Business, Engineering Business

2 . State of Shares:

Shareholders	Number of share holding	Investment ratio
Minister of Finance	Shares 1,000,756	% 50.04
Japan Trustee Services Bank, Ltd.(Trust Account)	50,464	2.52
The Master Trust Bank of Japan, Ltd. (Trust Account)	48,956	2.45
State Street Bank and Trust Company 505103	35,942	1.80
Mizuho Bank, Ltd.	27,000	1.35
JPMCB USA Residents Pension Jasdec Lend 385051	18,673	0.93
The Chase Manhattan Bank NA London SL Omnibus Account	18,187	0.91
JT Employee Shareholding Association	17,557	0.88
State Street Bank and Trust Company	17,377	- 12 - 0.87
Mellon Bank, N.A. as Agent for Its Client Mellon Omnibus US Pension	17,084	0.85

Note: 1 . Our company holds 83,934 treasury stock, however, it is not included in the figure of the table above. 2 . Our company holds

12,750 shares (investment ratio 0.11%) of Mizuho Financial Group, Inc. (Mizuho Bank in the table above is a wholly owned subsidiary of the Group).

(5) Acquisition, Disposition and

Holding of own Shares: ①Shares acquired: Common share: 38,184 shares Total acquisition price: 39,999 million yen The above include:

(i) Shares purchased from specific person

N.A.

□ (ii) Shares purchased following the resolution at the board of directors based on conferment of article of association after the previous annual general shareholders meeting Reason for the purchase being needed

To expand management options in the light of agile management execution depending on changes in business environment.

Common share: 38,184 shares Total acquisition price: 39,999 million yen

②Divested Shares: N.A. ③Shares with Lapsing procedure completed: N.A.

④Shares held at the end of the fiscal year:

Common Share: 83,984 share

3 . State of Consolidation

(1) Significant Subsidiaries:

Company Name	Capital Fund	Investment Ratio	Main Business Contents
TS Network Co., Ltd.	Millions of Yen 460	74.5	Delivery of tobacco products to sales outlets and payment collection
Japan Filter Technology, Co., Ltd.	Millions of Yen 461	86.8	Manufacture and Sales of filter for manufactured tobacco
JT International S.A.	1,000 CHF 1,215,425	% (100.0)	Manufacture and Sales of tobacco products
Torii Pharmaceutical Co., Ltd.	Millions of Yen 5,190	53.5	Manufacture and Sales of prescription drugs
JT Foods Co., Ltd.	Millions of Yen 490	100.0	Sales of soft drinks and processed foods
Japan Beverage Inc.	Millions of Yen 4,471	67.3	Sales of soft drinks including coffee and tea through vending machines

JT Real Estate Co., Ltd.	Millions of Yen 450	100.0	Planning and Management related to real-estate development, Design and Execution of construction work
JT Finance Service Co., Ltd.	Millions of Yen 160	100.0	Lease of equipments, Financing within our Group

Note: 1 . The figure in the parentheses under investment ratio field shows indirect ownership ratio

1 2 . Tokyo Tobacco Service Co., Ltd. merged five of our tobacco distribution subsidiaries on 1 April 2004, and changed its trade name to TS Network Co.

2 3 . Japan Filter Technology, Co., Ltd. was added as a significant subsidiary from this consolidated fiscal year.

(2) Results of Consolidation

Consolidated subsidiaries for this consolidated fiscal year are 160 including 8 significant subsidiaries shown above. Net Sales for this consolidated fiscal year increased JPY39.4billion to JPY4,664.5 billion, up 0.9% compared with the corresponding figure for the previous year. Net Profit for this period came to JPY62.5billion(JPY7.6billion of net loss in the previous year).

4 . Principal Borrowings:

Company name of creditor	Outstanding borrowing amount	Number and percent of JT shares owned by creditors	
The Dai-ichi Mutual Life Insurance Company	Millions of yen 15,700	Shares 10,000	% 0.50
Nippon Life Insurance Company	15,700	10,000	0.50
Sumitomo Life Insurance Company	6,400	2,100	0.11
Mitsui Life Insurance Company Limited	3,200	2,800	0.14
Meiji Yasuda Life Insurance Company	3,200	1,000	0.05

5 . Principal Offices and Factories of our Group:

(1) Our Company: HQ : 2-1, Toranomon 2-chome, Minato-ku, Tokyo

Branches : Sapporo Branch (Hokkaido) Sendai Branch (Miyagi) Tokyo Branch (Tokyo) Nagoya Branch (Aichi) Osaka Branch (Osaka) Hiroshima Branch (Hiroshima) Takamatsu Branch (Kagawa) Fukuoka Branch (Fukuoka) 23 other Branches

Plants : Kita-kanto Plant (Tochigi) Tokai Plant (Shizuoka) Kansai Plant (Kyoto)

Kita-kyushu Plant (Fukuoka) 13 other Plants

Laboratories : Leaf Tobacco Research Center (Tochigi) Tobacco Science Research Center

(Kanagawa) Central Pharmaceutical Research Institute (Osaka)

(2) Subsidiaries:

TS Network Co., Ltd.: HQ (Tokyo) Japan Filter Technology, Co., Ltd: HQ (Tokyo) JT International S.A.: HQ (Swiss) Torii Pharmaceutical Co., Ltd: HQ (Tokyo) JT Foods Co., Ltd.: HQ (Tokyo) Japan Beverage Inc.: HQ (Tokyo) JT Real Estate Co., Ltd.: HQ (Tokyo) JT Finance Service Co., Ltd.: HQ (Tokyo)

6 . Employees: (1) Employees of our Group:

Business Segments	Number of Employees
Tobacco Business	24,350
Pharmaceutical Business	1,566
Foods Business	5,357
Other Businesses	706
Common work throughout the Group	661
Total	32,640

Note: Numbers above show those of employees on the job at JT. (2) Employees of our Company:

Classification	Number of Employees	Increase/Decrease compared to the end of the previous fiscal year	Average Age	Average Service Years
Male Female	8,768 1,356	-2,854 -791	42.0 38.7	20.1 17
Total or Average	10,124	-3,645	41.6	19.7

Note: Numbers above show those of employees on the job at JT.

7 . Members of Board and Auditors:

Title Name Responsibilities and job titles

Chairman of theboard and
Yoji Wakui

*

representativedirector
President and chiefexecutive officer
Katsuhiko Honda

and representative
director

Executive deputypresident and

Finance, Pharmaceutical Business, Food Business, Masakazu Kakei
Printing Business, Vending Machines director

representative

Executive deputy Compliance, Audit, Legal Work, General Affairs, Takao Hotta president and Communication director

Executive deputypresident and
Kazuei Obata

Chief Strategy Officer, Personnel affairs director

Executive deputy Seigo Nishizawa

President, Tobacco Business director

* president and

Member of the Tetsuji Kanamori President, Food Business Board

Member of the Noriaki Okubo Vice President, Pharmaceutical Division

*

Board

Standing corporate Hisashi Tanaka

auditorStanding corporate
Masaaki

*

auditor Sumikawa
MasamichiAuditor

Narita

Hiroyoshi Auditor Lawer Murayama

Note: outside of our company based on what is established in Article18,Section1 of "Law for Special Provisions to the Commercial Code concerning Audits, etc. of Kabushiki-kaish".

Note: 1. Three of the auditors; Hisashi Tanaka, Masamichi Narita, Hiroyoshi Murayama, are auditors

2. Members of the Board and Auditors with asterisk newly assumed post posts as of 24 June 2004.

3. The following four members, Chairman of the board and representative director, Tadashi Ogawa, Executive deputy president and director, Minoru Umeno, Executive vice president and director, Takashi Kato, Standing corporate auditor, Yukihiro Noro, retired from their positions on 24 June, 2004.

8. Compensation for Accounting Auditors

(1) Total amount of compensation for the accounting auditors should be paid by our company and the subsidiaries. JPY230million

(2) Total amount of compensation for audit certification established in Article2, Section1of "certified public accountant law", of the total amount of (1) above. JPY155 million

(3) Total amount of compensation should be paid by our company as compensation for the accounting auditor, of the total amount of (2) above. JPY85 million

(Note: In audit contract between our company and accounting auditor, audit fee amount related to audit based on "Law for Special Provisions to the Commercial Code concerning Audits, etc. of Kabushiki-kaish" and on "Securities and Exchange Law" are not specifically separated, and virtually, it is inseparable. Therefore, sum of the both amount is shown in (3).

III. Significant Facts regarding the State of the Group occurred after the Accounting Term

Upon the meeting of the Board of Directors held on April 27, 2005, JT decided to sell the land, buildings and structures as follows:

□ (1) Assets to be sold and reason to sell: JT ceased to use the land, buildings and structures in Funabashi City, Chiba prefecture, a former distribution base of the Group.

□ (2) Transferee (prospective): Kokubu and Co., Ltd.

□ (3) Date of transfer (prospective):

October 1, 2005

□ (4) Selling price etc.:
Book Value: JPY 22.5 billion
Selling price: JPY2.4 billion (prospective)

~ ~

Figures of value or sales quantity in this Statement of Activities are rounded down to the nearest amount in the currency unit shown.

CONSOLIDATED BALANCE SHEETS (as of 31 March, 2005) (Millions of yen)

CONSOLIDATED BALANCE SHEETS (as of 31 March, 2005) (Millions of ye

ASSETS		LIABILITIES	
	JPY		J
CURRENT ASSETS:	**1,504,448**	**CURRENT LIABILITIES:**	**742,**
Cash and deposits	401,024	Trade notes and accounts payable	111,
Trade notes and accounts receivable	126,066	Short-term bank loans	26,
Marketable securities	442,694	Current portion of long-term borrowings	18,
Inventories	432,827	Other accounts payable	236,
Deferred tax assets	33,176	National tobacco excise taxes payable	78,
Other current assets	70,650	National tobacco special excise taxes payable	14,
Allowance for doubtful accounts	-1,992	Local tobacco excise taxes payable	95,
		Income taxes payable	41,
FIXED ASSETS:	**1,477,579**	Consumption tax payable	27,
Property, plant and equipment:	639,655	Deferred tax liabilities	
Buildings and structures	256,858	Accrued employees' bonuses	30,
Machinery, equipment and vehicles	140,610	Other allowances	2,
Tools	50,836	Other current liabilities	57,
Land	170,946		
Construction in progress	20,402	**NON-CURRENT LIABILITIES:**	**687,**
		Bonds	150,
Intangible assets:	569,708	Long-term borrowings	35,
Goodwill	321,414	Deferred tax liabilities	44,
Trademarks	211,523	Liabilities for retirement benefits	289,
Other	36,770	Liabilities for retirement benefits for directors and corporate auditors	[illegible]
		Non-current other accounts payable	138,
Investments and other assets:	268,215	Other non-current liabilities	30,
Investment securities	77,584	TOTAL LIABILITIES	**1,430,**
Long-term loans	5,980		
Deferred tax assets	151,874	**MINORITY INTERESTS:**	
Other assets	38,418	MINORITY INTERESTS	**53,**
Allowance for doubtful accounts	-5,003		
Allowance for loss on investments	-640	**SHAREHOLDERS' EQUITY:**	
		COMMON STOCK	**100,**
DEFERRED ASSETS	**27**	**CAPITAL SURPLUS**	**736,**
		RETAINED EARNINGS	**805,**
		NET UNREALIZED GAINS ON INVESTMENT SECURITIES	**16,**
		FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	**-86,**
		TREASURY STOCK	**-74,**
		TOTAL SHAREHOLDERS' EQUITY	**1,498,**

CONSOLIDATED STATEMENTS OF OPERATIONS (from 1 April 2004 to 31 March 2005)

	JPY	JPY
NET SALES COST OF SALES Gross profit **SELLING, GENERAL AND** ADMINISTRATIVE EXPENSES Operating income **NON-OPERATING INCOME:** Interest income Dividend income Foreign exchange gain Gain on disposition of marketing rights Other **NON –OPERATING EXPENSES:** Interest expense Financial support for domestic leaf tobacco growers Interest expense Periodic mutual assistance association cost Other Recurring profit **EXTRAORDINARY PROFIT:** Gain on sale of property, plant and equipment Other **EXTRAORDINARY LOSS:** Loss on sale of property, plant and equipment Loss on disposal of property, plant and equipment Business restructuring cost One-time termination payment to domestic leaf tobacco growers Other **INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTERESTS** INCOME TAXES – CURRENT **INCOME TAXES – DEFERRED MINORITY INTERESTS**	2,015 1,300 1,026 2,533 9,074 5,147 1,099 2,292 10,531 73,362 5,926 2,212 13,692 224,848 4,227 3,224	**4,664,513** **3,713,725** **950,788** **677,416** **273,371 15,949** **19,069 270,251** **79,288 248,206** **101,333 70,071** **-38,506 7,184**
NET INCOME (LOSS)		**JPY 62,583**

1.BASIS OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUTING POLICIES

(1)SCOPE OF CONSOLIDATION:

The number of consolidated subsidiaries is 160. Regarding the main subsidiaries, those are shown under "II.Outline of operation 3.State of consolidation (1)Significant Subsidiaries".

Nine former consolidated subsidiaries including Kansai Tobacco Service Co., Ltd., Chubu Tobacco Service Co., Ltd., Kyushu Tobacco Service Co., Ltd., Hokkaido Tobacco Service Co., Ltd., and Uni Tobacco Service Co., Ltd. have been excluded from consolidation scope as a result of merger with other consolidated subsidiaries. Two former consolidated subsidiaries including JT Okamura Corporation are no longer consolidated subsidiaries due to sales of a portion of their shares by the Company. 11 former consolidated subsidiaries including JT Pros Print Co., Ltd., Tokkyoshiki Co., Ltd. and Nitto Kogyo Co., Ltd. have been excluded from consolidation scope as a result of sales of all of their shares by the Company. Five former consolidated subsidiaries including JT Tokushima Prince Hotel Inc. have been excluded from consolidation scope due to liquidation. JT Nifco Corporation and Kyusyu JT Nifco Corporation are no longer treated as consolidated subsidiaries but are associated companies accounted for by the equity method, due to sales of a portion of their shares by the Company. Certain small subsidiaries have been excluded from the scope of consolidation since the aggregate amounts of their total assets, net sales, equity in net income, and equity in retained earnings are not considered material to the consolidated financial statements, as a whole.

(2) APPLICATION OF THE EQUITY METHOD:

The number of associated companies accounted for by the equity method is 10, including JT CMK Corporation and NTT Data Wave Corporation.

Certain unconsolidated subsidiaries and associated companies are not accounted for by the equity method since the amounts of net income or loss and retained earnings of these companies are not considered material individually and in the aggregate to the consolidated financial statements.

Among companies accounted for by the equity method, those with fiscal periods different from the Company, the fiscal results of such companies are used in consolidation.

(3)FISCAL YEAR OF CONSOLIDATED SUBSIDIARIES:

The fiscal years of consolidated overseas subsidiaries generally end December 31.The accounts of these subsidiaries have been included on the basis of their fiscal years and necessaryadjustments have been made to reconcile significant transactions that occurred during the intervening periodbetween their fiscal year ends and the Company's fiscal year end.

2. SIGNIFICANT ACCOUNTING POLICIES

(1) Valuation of Securities: Held-to-maturity debt securities are stated at amortized costs (straight-line method). Available-for-sale marketable securities and marketable investment securities are stated at market value as of the fiscal year end. (Net unrealized holding gains or losses are included in a component of shareholders' equity, and cost of securities sold is determined based on the moving-average cost.) Non-marketable available-for-

sale securities are stated at the moving-average cost. Derivatives are accounted for by the fair value method based on the market price on the accounting date.

(2) Valuation of inventories:

Inventories are stated principally at the average cost, except for leaf tobacco held by the Company, which is subject to devaluation.

□ (3) Depreciation and Amortization: a) Property, plant and equipment:

Property, plant and equipment are carried at cost. Depreciation is generally computed using the declining-balance method except for assets of certain domestic consolidated subsidiaries, which have been computed using the straight-line method. Depreciation of buildings, which were acquired on or after April 1, 1998, except annexed structures, is computed using the straight-line method.

Useful lives applied for depreciation of major property, plant and equipment are principally as follows: Buildings and structures: 38-50 years Machinery, equipment and vehicles: 8 years

b) Intangible Assets: Intangible assets are amortized principally using the straight-line method. Useful lives applied for amortization of major intangible assets are principally as follows: Trademarks: 10 years

(4) Allowances and Other Liabilities:

Allowance for doubtful accounts The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding.

Allowance for Loss on Investments: An allowance for loss on investments is recorded to provide for the loss on investments in certain non-marketable equity securities and is determined based on the respective financial condition of the investees.

Accrued Employees' Bonuses: Bonus payments to employees (including corporate officers who are not board members) are accrued based on the amounts expected to be paid.

Liabilities for Retirement Benefits: Liabilities for retirement benefits for employees (including corporate officers who are not board members) are stated based on an estimated retirement benefits obligation and fair value of plan assets at the fiscal year end. Unrecognized prior service cost has been amortized using the straight-line method over employees' average remaining service period or shorter period (generally 10 years). Unrecognized net actuarial gain or loss has been amortized using the straight-line method over employees' average remaining service period or shorter period (generally 10 years) from the year following the fiscal year in which the actuarial difference occurs. The Company also recognizes, as part of its liability for retirement benefits, its obligations for annuity payments of the government-sponsored defined benefit pension plans which relate to pension benefits to which beneficiaries are entitled for services rendered up to July 1, 1956, as prescribed by the Public Official Mutual Assistance Association Law.

Liabilities for Retirement Benefits for Directors: The liabilities for retirement benefits for directors are provided for the amount that would be required to be paid if all directors are retired at the fiscal year end.

□ (5) Foreign Currency Transactions: Foreign currency denominated receivables and payables are translated into Japanese yen at the current exchange rate prevailing at the fiscal year end. Resulting exchange gains and losses are charged to income. Assets and liabilities of consolidated overseas subsidiaries are translated into Japanese yen at the current exchange rate prevailing at the fiscal year end of individual subsidiaries. Profits and losses are translated using the average exchange rate during the fiscal year of each subsidiary. The translation difference is included in shareholders' equity as "FOREIGN CURRENCY TRANSLATION ADJUSTMENTS".

□ (6) Lease Transactions: Finance leases, except for leases that are deemed to transfer ownership of the leased property, are accounted for as operating leases.

□ (7) Hedge Accounting: A gain or loss on derivative instrument designated as a hedge, is deferred until hedged items are settled. If foreign exchange forward contracts, foreign currency swaps and foreign currency options meet certain hedge accounting criteria, they are not required to be separately accounted for. In such instances, foreign currency denominated assets and liabilities that are considered as hedged items are translated at the foreign exchange rate stipulated in the contract. Interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not re-measured at market value, but the differential to be paid or received under the swap agreements are accrued and included in interest expense or income on hedged items.

□ (8) Accounting Policies for Consolidated Overseas Subsidiaries: JT International S.A. and other consolidated overseas subsidiaries principally maintain their accounting records in conformity with U.S. GAAP. The accounting policies, which are different from the Company's policies, are principally as follows:

a) Inventories: Inventories are generally stated at the lower of cost or market, cost being determined by the first-in, first-out method or the average cost.

b) Depreciation and Amortization: Depreciation for property, plant and equipment is generally computed using the straight-line method over the estimated useful lives of the respective assets. Trademarks are generally amortized using the straight-line method over 40 years. Amortization of other intangibles assets is generally computed using the straight-line method over the estimated useful lives of the assets.

c) Accounting for Retirement Benefits: If the liability for retirement benefits already recognized is less than the unfunded accumulated benefit obligation, an additional minimum liability is recognized. The amount additionally recognized, to the extent that exceeds unrecognized prior service cost, net of any tax benefits, (minimum pension liability adjustments), is directly charged to retained earnings.

d) Accounting for Derivatives: Currency related derivatives are entered into for hedging purposes. All derivatives are recognized on the balance sheets as assets or liabilities and measured at fair value. The change in fair value is recognized in earnings when incurred.

(9) National Consumption Tax and Local Consumption Tax are accounted for separately from the related transactions.

3. VALUATION OF ASSETS AND LIABILITIES OF CONSOLIDATED SUBSIDIARIES

Assets and liabilities of newly acquired consolidated subsidiaries are measured at fair value upon acquisition.

4. AMORTIZATION OF GOODWILL

Goodwill is amortized on a straight-line basis over five years. Immaterial amounts of goodwill are charged to income when incurred. Goodwill recognized by consolidated overseas subsidiaries is no longer amortized but instead tested for impairment annually or more frequently if impairment indicators arise.

5.NOTES TO CONSOLIDATED BALANCE SHEETS

(Millions of yen)

March 31, 2005(1)Accumulated depreciation of property, plant and equipment: 905,568

(2)Pledged Asset: ①Following the article 6 of the JT Law, we devote assets of the company as general collateral of the corporate bond. ②In part of the consolidated subsidiaries, assets devoted as collateral is JPY17,440 million. Debt to the collateral is JPY4,605 million.

(3)The alternative assets acquired through expropriation of current term of consolidated accounting year, the amount directly deducted from the acquisition price of property, plant and equipment was: JPY17,395 million.

(4) Amounts of Net Asset per share: JPY781,813

6.NOTES TO CONSOLIDATED STATEMENTS OF OPERATIONS

(1)Net Income for this period per Share: JPY32,089

□ (2) Of raw and processed materials, and half-finished goods, we have included necessary write-down, and sum up to cost of COGS(cost of goods sold), for the part of inventory which exceeds minimum requirement for business activity for the next and following terms. The loss of reduction in valued amount, by reversing the reserve amount in full to the income in the following period, of this consolidated fiscal year is JPY9,856 million.

□ (3) Research and Development expenses is JPY40,541 million in total. It is reported as general administrative expense and manufacturing cost for this period.

□ (4) Business Restructuring Costs, being incurred upon the implementation of measures to strengthen the Company's business structure, consisted of the following:

(Millions of yen)

Additional retirement benefits 209,539
Provision for doubtful accounts 2,500
Others 12,808

The amount of additional retirement benefits includes the amounts of net actuarial loss and prior service cost recognized upon the early retirement of employees.

7. NOTES TO LEASE TRANSACTIONS

1.Vending machines, calculators and automotives and etc. are JT's important property and equipment, used as lease.

2. Finance Leases except for leases that deem to transfer ownership of the leased property

①ACQUISITION COST, ACCUMULATED DEPRECIATION AND NET LEASED PROPERTY: (Millions of yen)

	Acquisition Cost	Accumulated Depreciation	Net lease property
Machinery, equipment and vehicles	5,392	2,802	2,589
Tools	20,260	10,256	10,004
Other	2,463	279	2,184
Total	28,116	13,338	14,778

The above acquisition cost includes the related interest expenses. ②OBLIGATION UNDER FINANCE LEASES:

Due within one year JPY 4,946 million
Due after one year JPY 9,831 million
Total JPY14,778 million

The above obligations under finance leases include related interest expenses.

③LEASE PAYMENTS AND DEPRECIATION EXPENSE: Lease payments JPY5,559 million Depreciation expense JPY5,559 million

④CALCULATION METHOD OF DEPRECIATION EXPENSE: Acquisition costs (No residual value is considered) are depreciated using the straight-line method over the life of the lease.

3.Operating Leases:

FUTURE MINIMUM LEASE PAYMENTS

Due within one year JPY4,261 million
Due after one year JPY8,962 million
Total JPY13,224 million

8. NOTES TO SECURITIES

(1) FAIR VALUE OF HELD-TO-MATURITY MARKETABLE DEBT SECURITIES

(Millions of yen) Carrying amount in Type the consolidated Fair Value Difference balance sheet

Government bonds and municipal bonds	1,195	1,207	11
Others	220	200	0

Total 1,395 1,407 12

(2) FAIR VALUE OF AVAILABLE-FOR-SALE MARKETABLE SECURITIES AND MARKETBLE INVESTMENT SECURITIES (AS OF MARCH 31, 2004)

(Millions of yen)

	Carrying amount in Type Acquisition cost the consolidated Difference balance sheet		
Equity securities	33,713	61,464	27,751
Bonds	4,420	4,602	182
Bank debentures	2,500	2,506	6
Others	1,920	2,096	175
Others	5,429	6,488	1,059

Total 43,563 72,556 28,993

9. NOTES TO DERIVATIVES

INTEREST RATE

No item is to be disclosed because all interest rate derivatives are accounted for as hedges.

CURRENCY

(Millions of yen)

Type	Contract/Notional Principal amount Over one year		Fair value	Gain
Over-the counter Foreign currency forward contracts Buying Selling	21,542 12,048	--	23,296 12,116	1,753-68
Total	-	-	-	1,685

Note:

1 Fair value was estimated based on the forward exchange rate.

2 Derivatives, which are accounted for as hedges, are not included in the above table.

10.NOTES TO INCOME TAXES

(1) Significant components of the deferred tax assets and liabilities:

Deferred Tax Assets (Millions of yen)

March 31,

2005Pension and Severance Costs 32,485 Benefit

Obligations under the PublicOfficial Mutual Assistance Association 64,464 Law Net Operating loss 81,786
carry forwards 23,321 Other Accounts Payable for Benefits toRetired Employees
Other 63,229
Deferred Tax Assets: Sub-Total 265,289 Valuation Allowance -25,931
Deferred Tax assets: Total 239,357

Deferred Tax Liabilities

Deferred gain on sale of property for tax purposes -39,142
Basis differences in assets acquired upon acquisition -33,161
Other -26,269
Deferred tax liabilities : total -98,573

Deferred tax assets – net 140,783

(2) A reconciliation of the normal effective statutory tax rate to the effective tax rate

Normal effective statutory tax rate	40.35%
Tax rate difference for consolidated overseas subsidiaries	-14.42%
Tax credits	-4.26%
Nondeductible expenses	5.19%
Other – net	4.29%
Actual effective tax rate	31.15%

11.NOTES TO RETIREMENT BENEFITS

(1)RETIREMENT BENEFITS: ①OVERVIEW OF RETIREMENT BENEFIT PLANS:The Company and the consolidated domestic subsidiaries have defined benefit plans, which include severanceindemnities plans, non-contributory defined benefit pension plans etc., and also sponsor defined contribution
pension plans. Consolidated overseas subsidiaries have defined benefit pension plans and certain of them alsohave post-retirement medical health care plans. Additional retirement benefits are paid in certain circumstances, which are not required to be accounted for using actuarial computations.

②RETIREMENT BENEFIT OBLIGATION : (Millions of yen)

As of March 31, 2005

a Projected benefit obligations Plan assets -291,963 163,707
b

c Unfunded benefit obligations (a+b) -128,255 d Unrecognized net actuarial loss 16,461 e Unrecognized prior service cost -725 f Recorded amount on consolidated balance sheet (c+d+e) -112,520 g Additional minimum pension liability (Note 2) -4,537 h Prepaid pension cost 12,193 i

Liabilities for retirement benefits (f+g-h) (Note 3) -129,251

Note:

1 Certain consolidated subsidiaries apply the simplified method for the calculation of the retirement benefit obligation.

2 An additional minimum pension liability was recorded in accordance with U.S. GAAP by certain consolidated overseas subsidiaries.

3 As described in "2.SIGNIFICANT ACCOUNTING POLICIES (4) Allowances and other liabilities (Liabilities for retirement benefits)", the Company also recognizes its obligations for annuity payments of the government-sponsored defined benefit pension plans as part of its liability for retirement benefits. The amounts of the liabilities is JPY159,764 million.

4 A certain subsidiary participates in multi-employer pension plan, which was not included in the above table. The plan asset allocated in proportion to its contribution was JPY 4,348 million.

5 Due to the retirement of a large number of employees in line with business restructuring, the Company applied accounting standard for termination of a portion of defined benefit plans. The following effects were reflected in the financial statements as of and for the year ended March 31, 2005:

(Millions of yen)Decrease in projected benefit obligations 88,695Recognition of prior service cost -625Recognition of net actuarial loss -69Decrease in liabilities for retirement benefits 88,000

A portion of the decrease in liabilities for retirement benefits is presented in other accounts payable and non-current other accounts payable as they will be paid over several years.③RETIREMENT BENEFIT COST:

(Millions of yen)

		For the fiscal year ended March 31, 2005
a	Service cost (Note 1)	13,015
b	Interest cost	11,282
c	Expected return on plan assets	-4,719
d	Recognized net actuarial loss	3,377
e	Amortization of prior service cost	525
f	Retirement benefit cost (a+b+c+d+e)	23,481

Note:

1 The retirement benefit cost of consolidated subsidiaries that adopt the simplified method is included in "Service cost."

2 JPY209,539 million, which consists of additional retirement, net actuarial loss and prior service cost recognized on the early retirement of certain employees.

3 In addition to the above, contributions to the defined contribution pension plan are separately accrued and recorded as expenses, which amounted to JPY 2,750 million.

④ASSUMPTIONS AND ACCOUNTING POLICIES FOR RETIREMENT BENEFIT: a

Attribution of retirement benefits Assign the same amount of pension benefits to each

year of service b Discount rate Mainly 2.5% c Expected rate of return on plan assets Mainly 2.0% d Amortization period for unrecognized Mainly 10 years. prior service cost e Amortization period for unrecognized Mainly 10 years. actuarial gain/loss

(2)THE OBLIGATIONS TO THE PENSION BENEFITS UNDER THE PUBLIC OFFICIAL MUTUAL ASSISTANCE ASSOCIATION LAW

The detailed information of liabilities related to the Company's obligations to the pension benefits regulated by the Public Official Mutual Assistance Association Law as described in "2. SIGNIFICANT ACCOUNTING POLICIES under "(4) Allowances and other liabilities (Liabilities for retirement benefits)" are as follows:

① THE OBLIGATIONS TO THE PENSION BENEFITS UNDER THE PUBLIC OFFICIAL MUTUAL ASSISTANCE ASSOCIATION LAW:

(Millions of yen)

a	Projected obligations to the pension benefits under the Public Official of Mutual Assistance Association Law (Note 1)	-165,877
b	Unrecognized net actuarial gain (Note 2)	6,113
c	Liabilities for the obligations to the pension benefits under the Public Official Mutual Assistance Association Law (a+b) (Note 3)	-159,764

Note:

1 This amount is actuarial present value of the Company's obligations for annuity payments of the government-sponsored defined benefit pension plans which relate to pension benefits to which beneficiaries are entitled for services rendered up to July 1, 1956, as prescribed by the Public Official Mutual Assistance Association Law.

2 This amount represents a change in the projected obligations resulting from experience difference of actuarial assumptions used.

3 This amount is included in "Liabilities for retirement benefits" on the consolidated balance sheets.

②BENEFIT COST UNDER THE PUBLIC OFFICIAL MUTUAL ASSISTANCE ASSOCIATION LAW: (Millions of yen)

a	Interest cost	2,546
b	Recognized net actuarial gain/loss	-254
c	Benefit cost under the Public Official Mutual Assistance Association Law (a+b)	2,292

③ASSUMPTIONS AND ACCOUNTING POLICIES FOR MUTUAL ASSISTANCE ASSOCIATION COST:

a Discount rate: 1.5% b Amortization period for unrecognized: actuarial gain/loss 10 years.

12.ADDITIONAL INFORMATION JT's Canadian subsidiary, JTI-Macdonald Corp. (JTI-MC) received a Notice of Assessment from the Quebec Ministry of Revenue (QMR) demanding payment of approximately CAD 1.36 billion (approximately JPY114.6 billion) in duties, penalties and interest in relation to being accused of conducting contraband activities from 1990 to 1998, in the period in which the subsidiary was named RJR-Macdonald, before JT purchased the tobacco operations for countries other than the US from RJR Nabisco (RJR).

JTI- MC filed an application of "Companies' Creditors Arrangement Act (CCAA)" to the Ontario Superior Court of Justice on August 24, 2004, as QMR would be allowed to confiscate JTI-MC's business assets if it fails to immediately pay the tax bill and consequently would have made it difficult to continue JTI-MC's business operations as usual. As of March 31 2005, filing the CCAA makes it possible for JTI-MC to continue business operations with its assets safeguarded.

Pursuant to the 1999 Purchase Agreement between JT and RJR, JT's view is that it will be entitled to seek indemnification from RJR (current Reynolds American Inc., and other successors) for any damages and expenses incurred by JTI-MC arising out of this matter. JT intends to exercise such right.

13. Stated values are rounded down to the nearest amount in the currency unit shown.

(TRANSLATION)

INDEPENDENT AUDITORS' REPORT

April 27, 2005

To the Board of Directors of Japan Tobacco Inc.

Tohmatsu & Co.

Designated Employee: Katsuji Hayashi (Seal)
Business Execution Employee:
Certified Public Accountant:

Designated Employee: Hitoshi Matsufuji (Seal)
Business Execution Employee:
Certified Public Accountant:

Designated Employee: Kenichi Iino (Seal)
Business Execution Employee:
Certified Public Accountant:

Designated Employee: Eiji Yoshida (Seal)
Business Execution Employee:
Certified Public Accountant:

Pursuant to Article 19-2, Section 3 of the "Law Concerning Special Measures under the Commercial

Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)" of Japan, we have audited the consolidated balance sheets, the consolidated statements of income of Japan Tobacco Inc.(the "Company") for the 20th fiscal year from April 1, 2004 to March 31, 2005. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit includes auditing procedures applied to subsidiaries as considered necessary.

As a result of our audit, we admit that the consolidated financial statements above present fairly the financial position and the results of operations of the Group which consists of Japan Tobacco Inc. and the subsidiaries, in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

The post-balance sheet events regarding transfer of land, building and structures in Funabashi City, Chiba prefecture, a former distribution base of the Group, which is stated under "III.Significant facts regarding the state of the Group occurred after the accounting term" in the business report, could have significant impacts on the company asset or the gain and loss of the next fiscal year and the following fiscal years after the next.

Subjoinder

As stated under "additional information", JT's Canadian subsidiary, JTI-Macdonald Corp. (JTI-MC) received, on 11 August 2004, a Notice of Assessment from the Quebec Ministry of Revenue (QMR) demanding payment of approximately CAD 1.36 billion in duties, and on 24 August 2004, the company filed an application of "Companies' Creditors Arrangement Act (CCAA)" to the Ontario Superior Court of Justice, and as of 31 March 2005, under the CCAA, the company continues business operations with its assets safeguarded

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.
(TRANSLATION)

Report of Board of Corporate Auditors regarding the consolidated financial statements

Audit Report

Regarding the consolidated financial statements (consolidated balance sheets and consolidated

statements of operations) for the 20th fiscal year beginning April 1, 2004, and ending March 31, 2005, the Board of Corporate Auditors hereby submits its audit report, which has been prepared through discussions based on reports from the respective Corporate Auditors concerning the methods and results of audit performed.

1 Overview of Auditing Methods Employed by Corporate Auditors Based on the auditing policies and other guidelines specified by the Board of Corporate Auditors, each Corporate Auditor has audited consolidated financial statements receiving reports and explanations from the directors and the independent auditors.

2 Audit Results

In our opinion, the methods and results employed and rendered by independent auditors Tohmatsu & Co. are fair and reasonable.

April 27, 2005Board of Corporate Auditors of Japan Tobacco Inc.

Hisashi Tanaka, Standing Auditor Masaaki Sumiwaka, Standing Auditor Masamichi Narita, Auditor Hiroyoshi Murayama, Auditor

(Note)The Corporate Auditors, Hisashi Tanaka, Masamichi Narita, and Hiroyoshi Murayama are outside auditors provided for in Section 1, Article 18, of the Law Concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc. of Kabushiki Kaisha.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

BALANCE SHEETS (as of 31 March 2005)

ASSETS: **CURRENT ASSETS** 975,215 Cash and deposits 23,217 903

Trade notes receivable

Accounts receivable 54,132 Marketable securities 3,014 2,254

Merchandise

Finished products 33,788 Semi-finished products 140,309 Raw materials 80,769 Work in process 5,249 Supplies 8,921 Advance payments 4,854 Cash management system deposits 564,938 Deferred tax assets 27,478 Other current assets 25,650 Allowance for doubtful accounts - 266

FIXED ASSETS: 1,573,708

PROPERTY, PLANT AND EQUIPMENT 434,582

Buildings 194,508 Structures 7,419 Machinery and equipment 68,571 Vehicles 164

Tools 11,310 Land 148,727

Construction in progress 3,880

INTANGIBLE ASSETS 143,971 Patents 9,892 Trademarks 122,145 Softwares 11,545 (Millions of yen)

LIABILITIES :

CURRENT LIABILITIES 462,299 Trade accounts payable 15,481 Current portion of long-term 17,417 borrowings Other accounts payable 215,522 National tobacco excise taxes 57,169 National tobacco special excise 14,996 taxes Local tobacco excise taxes payable 69,411 Income taxes payable 26,900 Consumption taxes payable 23,442 Accrued employees' bonuses 13,981 Other current liabilities 7,976

NON-CURRENT LIABILITIES 558,837 Bonds 150,000

Long-term borrowings 28,377 Liabilities for retirement benefits 231,091

Liabilities for retirement benefits 283 for directors and corporate auditors Guarantee deposits 10,901

Other non-current liabilitites 138,183

TOTAL LIABILITIES 1,021,136

SHAREHOLDERS' EQUITY **COMMON STOCK** 100,000 **CAPITAL SURPLUS** 736,400

Additional paid-in capital 736,400

RETAINED EARNINGS 751,508

Legal reserve 18,776 | **RETAINED EARNINGS** 751,508 | 695,437 Reserve for accelerated depreciation

Other	388	Reserve for advanced depreciation	58,31:
		Special reserve for advanced depreciation	3,69:
INVESTMENTS AND OTHER ASSETS	995,155	General reserve	633,200
Investment securities	63,699	Unappropriated retained earnings	37,29‹
Shares of subsidiaries	764,123		
Investment in subsidiaries	2,315		
Long-term loans	22,240	*involving net income	14,45'

Long-term prepaid expenses	6,762	**NET UNREALIZED GAINS ON AVAILABLE-FOR-SALE SECURITIES**	-74,57
Prepaid pension expenses	10,197		
Deferred tax assets	125,816		
Other assets	4,666	**TOTALEQUITY SHAREHOLDERS'**	1,527,78
Allowances for doubtful accounts	-4,665		
TOTAL ASSETS	2,548,924	**TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY**	2,548,92

STATEMENT OF INCOME

(Millions of yen)

Net sales Cost of sales		2,68: 2,11
Gross profit on sales Selling, general and administrative expenses		571, 382,
Operating income Non-operating income Interest income Interest income on securities Dividend income Rental income from subsidiaries and associated companies Other 1,010 2,490 335 1,099 2,292 5,402	456 83 9,229 1,860 5,511	189, 17,1 12,6
Recurring profit Extraordinary profit Gain on sale of property, plant and equipment Other 1,572 11,388218,647 4,227 739	73,009 4,416	194, 77,4 236,

Income before income taxes Income taxes-current Income tax-deferred		34,9 47,9! 40,0:
Net income Unappropriated retained earnings carried over from the previous period Interim dividends		27,0: 20,0: 9,77
Unappropriated retained earnings		37,2

Notes:

1. Significant accounting policies

(1) Valuation of Securities: Shares of the subsidiaries and the affiliated companies are stated at the moving-average cost.

Other Securities

Available-for-sale marketable securities and marketable investment securities are stated at market value as of the fiscal year end. (Net unrealized holding gains or losses are included in a component of shareholders' equity, and cost of securities sold is determined based on the moving-average cost.)

Non-marketable available-for-sale securities are stated at the moving-average cost. Derivatives are accounted for by the fair value method based on the market value as of the fiscal year end.

▢ (2) Inventories: Inventories are stated at the average cost, except for leaf tobacco held by the Company, which is subject to devaluation.

▢ (3) Depreciation and Amortization of the fixed asset:

①Property, plant and equipment Property, plant and equipment are carried at cost. Depreciation is computed using the declining-balance method. Depreciation of buildings, which were acquired on or after April 1, 1998, except annexed structures, is computed using the straight-line method.

Useful lives applied for depreciation of major property, plant and equipment are principally as follows: Buildings (except for annexed structures) 38-50 years Machinery and equipment 8 years

②Intangible Assets: Intangible assets are amortized using the straight-line method. Useful lives applied for amortization of major intangible assets are principally as follows: Patent Right 8 years Trademarks 10 years Software 5 years

(4) Allowances and Other Liabilities:

Allowance for doubtful accounts The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding.

Allowance for loss on investments: An allowance for loss on investments is recorded to provide for the loss on investments in affiliated companies and is determined based on the respective financial condition of the investees.

Accrued employees' bonuses: Bonus payments to employees (including corporate officers who are not board members) are accrued based on the amounts expected to be paid.

Liabilities for Retirement Benefits:
Liabilities for retirement benefits for employees (including corporate officers who are not board members)are stated based on an estimated retirement benefits obligation and fair value of plan assets at the fiscal yearend. Unrecognized prior service cost has been amortized using the straight-line method over employees' averageremaining service period or shorter period (generally 10 years). Unrecognized net actuarial gain or loss has been amortized using the straight-line method over employees'average remaining service period or shorter period (generally 10 years) from the year following the fiscalyear in which the actuarial difference occurs. The Company also recognizes, as part of its liability for retirement benefits, its obligations for annuitypayments of the government-sponsored defined benefit pension plans which relate to pension benefits towhich beneficiaries are entitled for services rendered up to July 1, 1956, as prescribed by the Public OfficialMutual Assistance Association Law.

Liabilities for retirement benefits for directors: The liabilities for retirement benefits for directors are provided for the amount that would be required to be paid if all directors are retired at the fiscal year end.

□ (5) Lease Transactions: Finance leases, except for leases that are deemed to transfer ownership of the leased property, are accounted for as operating leases.

(6) Hedge Accounting: A gain or loss on derivative instrument designated as a hedge, is deferred until hedged items are settled. If foreign exchange forward contracts, foreign currency swaps and foreign currency options meet certain

hedge accounting criteria, they are not required to be separately accounted for. In such instances, foreign currency denominated assets and liabilities that are considered as hedged items are translated at the foreign exchange rate stipulated in the contract. Interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not re-measured at market value, but the differential to be paid or received under the swap agreements are accrued and included in interest expense or income on hedged items.

□ (7) According to the Commercial Code Enforcement Regulation Article No. 200, financial tables obliged by a part of Financial Table Code are included.

□ (8) National consumption tax and local consumption tax are accounted for separately from the related transactions.

2. Notes to the balance sheet

(1) Receivables due from and payables due to controlling shareholder: Short-term receivables: JPY9 million

(2)Receivables due from and payables due to subsidiaries: Short-term receivables: JPY605,647 million Long-term receivables: JPY17,520 million Short-term payables: JPY23,703 million Long-term payables: JPY1,658 million

(3)Accumulated depreciation of property, plant and equipment: JPY632,106 million

(4)Under the Article 6 of JT Law, obligations created by the bonds issued by the Company are secured by a statutory preferential right over the property of the Company. This right entitles the holders thereof to claim satisfaction in preference to unsecured creditors (with the exception of national and local taxes and certain other statutory obligations).

(5)The total amount of the Company's guarantees to loans: JPY67,421 million

(6)The costs of property, plant and equipment etc. acquired in exchange for expropriation of assets during this fiscal year were reduced by JPY17,395 million.

(7)Cash management system deposits represent deposits in JT Financial Service Co., Ltd, a subsidiary which controls cash management system for domestic Group companies.

(8)Net assets stipulated by the Article 124-3 of enforcement regulations of the Commercial Code: JPY14,457 million

(9)Net assets per share: JPY797,300 million.

3. Notes to the statement of income

□ (1) Transactions with the majority shareholder Sales: JPY110 million

□ (2) Transactions with affiliated companies Sales: JPY155,327 million Purchases: JPY91,933 million Selling, general and administrative expenses: JPY85,658 million Non-operating transactions: JPY37,017 million

□ (3) Net Profit per Share: JPY13,836

□ (4) Leaf tobacco inventory in excess of the minimum amount necessary for future production is subject to annual devaluation. The net effect of the change in the devaluation is credited to cost of sales. For this fiscal year, JPY9,856 million was the devaluation due to reversing the reserve amount in full to the income in the following period.

□ (5) Research and development expense amounted to JPY37,764 million, which was included in selling, general and administrative expenses.

□ (6) Business restructuring costs mainly consisted of additional early retirement benefits and the accelerated depreciation charge for the reduction in useful lives of certain tobacco manufacturing facilities.

4. Lease Transactions:

□ (1) The Company uses under lease contracts vending machines, computers and vehicles etc.

□ (2) Finance leases except for leases that deem to transfer ownership of the leased property

a) Acquisition cost, accumulated depreciation and net leased property (Millions of yen)

	Acquisition cost	Accumulated depreciation	Net leased property
Vehicles	4,447	3,328	1,119
Tools	36,435	17,237	19,198
Others	1,045	120	924
Total	41,928	20,686	21,242

b) Obligation under Finance Leases:

(Millions of yen) Due within one year 9,577 Due after one year 13,162

Total22,739

c) Lease payments, depreciation expense and interest expense: (Millions of yen) Lease payments 12,002 Depreciation expense 10,969 Interest expense 802

d) Calculation method of depreciation expense

Acquisition costs (no residual value is considered) are depreciated using the lease term.

e) Calculation method of interest expense

Interest expense is recorded so as to produce a constant periodic rate of interest on the remaining balance of the obligation. Total interest expenses are determined as the difference between the total lease payments and the acquisition cost of leased property.

5. Securities: Break-down of

other securities which were recorded at fair value.

(Millions of yen)

Type	Acquisition cost	Carrying amount on the consolidated balance sheet	Difference
Equity securities	31,474	54,424	22,950
Debt securities	3,339	3,541	202
Bank debentures	2,500	2,506	6
Others	839	1,035	195
Others	4,500	5,535	1,035
Total	39,313	63,501	24,187

6. Income Taxes:

(1) Major components of the deferred tax assets and liabilities:

(Millions of yen)

Deferred tax assets	
Liabilities for employees' retirement benefits	22,983
Benefit obligations under assistance the public official mutual association law	64,464
Retirement benefit payable	81,786
Others	35,632
Total deferred tax Assets	204,868
Deferred tax liabilities	
Deferred gain on sale of property for tax purposes	-39,137
Others	-12,436
Total deferred tax liabilities	-51,573

Deferred tax assets – net 153,294

(2) A reconciliation of the normal effective statutory tax rate to the effective tax rate:

Normal effective statutory tax rate	40.35%
Tax credits	-12.34%
Permanent differences (dividend income etc.)	-9.49%
Other – net	4.19%
Actual effective tax rate	22.71%

7. Retirement benefits (1)Retirement benefits: a) Overview of retirement benefit plans:The Company has defined benefit plans, which include severance indemnities plans, non-contributory defined benefit

pension plans, and also sponsor defined contribution pension plans.
Additional retirement benefits are paid in certain circumstances, which are not required to be accounted for using actuarial computations.

b) Retirement benefit obligation: (Millions of yen)

a Projected benefit obligations -161,488 b Plan assets 100,407
c Unfunded benefit obligations (a+b) -61,080 d Unrecognized net actuarial loss -255
e Unrecognized prior service cost 207 f Recorded amount on balance sheet (c+d+e) -61,129 g Prepaid pension cost 10,197 h Liabilities for retirement benefits (f -g) (Note 1) -71,326

Notes1: As described in Significant accounting policies 1., (4) Allowances, the Company also recognizes its obligations for annuity payments of the government-sponsored defined benefit pension plans of JPY159,764 million as part of its liability for retirement benefits.

2. At October 1, 2003, the Company terminated a portion of its severance indemnities plan and its tax-qualified non-contributory defined benefit pension plan for employees and replaced such plans by a newly-introduced defined contribution pension plan. The following effects were reflected in the financial statements as of and for the year ending March 31, 2004:

(Millions of yen) Decrease in projected benefit obligations 88,695 Recognition of prior service cost -625 Recognition of net actuarial loss -69 Decrease in liabilities for retirement benefits 88,000

In connection with this change, the Company is to make a contribution of JPY17,932 million to the defined contribution pension plan through 2006 on an installment basis as an initial contribution in addition to the plan assets which have been transferred from the tax-qualified non-contributory defined benefit pension plan at October 1, 2003.

c) Retirement benefit cost: (Millions of yen) Notes:

a	Service cost	7,947
b	Interest cost	6,263
c	Expected return on plan assets	-1,893
d	Recognized net actuarial loss	1,542
e	Amortization of prior service cost	1,206
f	Retirement benefit cost (a+b+c+d+e)	15,067

1 Amounts of additional retirement benefits, for the years ended March 31, 2005 were JPY 205,294 million, which were reported in extraordinary loss. The above amount includes the amounts of net actuarial loss and prior service cost recognized on the early retirement of certain employees.
2 In addition to the above, contributions to the defined contribution pension plan are separately

accrued and recorded as expenses, which amounted to JPY 2,095 million for the year ended March 31, 2005.

d) Assumptions and accounting policies for retirement benefit obligation:

a Attribution of retirement benefits: Assign the same amount of pension benefits to each year of service b Discount rate: 2.5% c Expected rate of return on plan assets: 2.0% d Amortization period for unrecognized prior service cost: 10 years. e Amortization period for unrecognized actuarial gain/loss: 10 years.

(2)The obligations to the pension benefits under the public official mutual assistance association law The followings provide information of liabilities for the Company's obligations to the pension benefits under the Public Official Mutual Assistance Association Law as described in significant accounting policies. a) The obligations to the pension benefits under the public official mutual assistance association law:

(Millions of yen)

a	Projected obligations to the pension benefits under the Public Official of Mutual Assistance Association Law (Note 1)	-165,877
b	Unrecognized net actuarial gain (Note 2)	6,113

c Liabilities for the obligations to the pension benefits under the Public -159,764 Official Mutual Assistance Association Law (a+b) (Note 3)

Notes:

1.This amount is actuarial present value of the Company's obligations for annuity payments of the government-sponsored defined benefit pension plans which relate to pension benefits to which beneficiaries are entitled for services rendered up to July 1, 1956, as prescribed by the Public Official Mutual Assistance Association Law.

1 This amount represents a change in the projected obligations resulting from experience difference of actuarial assumptions used.

2 This amount is included in "Liabilities for retirement benefits" on the balance sheet.

b) Benefit cost under the public official mutual assistance association law:

(Millions of yen)

a	Interest cost	2,546
b	Recognized net actuarial gain/loss (Note)	-254
c	Benefit cost under the Public Official Mutual Assistance Association Law	2,292

Notes: The unrecognized gain/loss is to be amortized using a straight-line method from the next fiscal year. c) Assumptions and accounting policies for mutual assistance association cost

a Discount rate 1.5% b Amortization period for unrecognized actuarial gain/loss 10 years.

8. Additional Information (1)Regarding the several brands' products for domestic market such as Camel, Winston, Salem which were gained upon acquisition of tobacco business

except for the business in the US by RJR Nabisco in 1999, the products are imported by Mitsubishi Corp. from JT International S.A., a consolidated subsidiary of our international tobacco business, for sale in areas other than Okinawa, and by Kokubagumi for sale in Okinawa. The products are sold 8.4 billion cigarettes (result for the fiscal year 2005) through TS Network Co., Ltd., a consolidated subsidiary (with the exception of Okinawa, where the products are sold by Kokubagumi.). An agreement was reached in October 2004 to end the agreement with Mitsubishi Corp. and Kokubagumi in connection with the import and sale of these products as of the last day of April 2005. Starting with May 2005, the Company will independently import, manufacture and sell these products. In October 2004, the Company purchased all shares of MC Tobacco International Inc.(hereinafter referred to as "MCTI"), to which Mitsubishi Corp. delegate sales promotion of the JTI products for domestic markets, MCTI will terminate the business at the end of April 2005, and will take procedure for dissolution and liquidation.

(2)Our company has entered a license agreement for manufacture and sales within Japan and exclusive use of the trademark of Marlboro products, with Philip Morris Products Inc., which is fully-owned subsidiary of Philip Morris International, holding and managing the trademark of Philip Morris including Marlboro. However, in August 2003, our company and Philip Morris International agreed to terminate the license agreement at the expiry of the agreement at the end of April 2005, and not to renew the license agreement.

Sales volume of Marlboro products, which is included in the sales volume for this fiscal year, is JPY347.2 billion, and we expect to overcome effect for gain and loss for the fiscal year 2006 which might be caused by the termination of the agreement, since in addition to what is stated under (1) above, we have steadily implemented the sales-growth strategy as well as the cost structure reform during implementation term of the medium-term management plan "JT PLAN-V".

(Note)After the termination of the license agreement, Marlboro products will be sold mainly through TS Network Co., Ltd., which is our consolidated subsidiary selling imported cigarettes within Japan.

9. The stated values are rounded down to the nearest amount in the currency unit shown.

PROPOSED APPROPIATIONS OF RETAINED EARNINGS

Item	Amount(Yen)
Unappropriated retained earnings	37,294,967,069
Reversal of voluntary reserve	
Reversal of reserve for accelerated depreciation	77,411,417
Reversal of reserve for advanced depreciation	6,346,714,477
Reversal of special reserve for advanced depreciation	3,691,331,979
Total	47,410,424,942
To be appropriated to:	

Cash dividends: JPY8,000/ per share Regular dividend: JPY7,000/per share Special dividend: JPY1,000/ per share	15,328,128,000
Bonuses to Directors and Corporate Auditors *Bonuses to Corporate Auditors: included	148,000,000 *20,800,000
Voluntary reserve	
Advanced depreciation	5,889,074,378
Special reserve for advanced depreciation	3,183,253,077
Surplus carried forward to the following period	22,861,969,487

Note:
1 Amounts of reversals and appropriations to reserve for accelerated depreciation reserve for advanced depreciation, and special reserve for advanced depreciation are based on the Special Taxation Measures Law.
2 Interim dividends of JPY9,771,000,000 (JPY5,000/ per share) were paid on December 1, 2004.

(TRANSLATION)

INDEPENDENT AUDITORS' REPORT

April 27, 2005
To the Board of Directors of Japan Tobacco Inc.

Tohmatsu & Co.

Designated Employee: Katsuji Hayashi
Business Execution Employee:
Certified Public Accountant:

Designated Employee: Hitoshi Matsufuji
Business Execution Employee:
Certified Public Accountant:

Designated Employee: Kenichi Iino
Business Execution Employee:
Certified Public Accountant:

Designated Employee: Eiji Yoshida
Business Execution Employee:
Certified Public Accountant:

Pursuant to Article 2 of the "Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)" of Japan, we have audited the balance sheet, the statement of income, the business report (with respect to accounting matters only), the proposed appropriations of retained earnings and the supplementary schedules (with respect to accounting matters only) of Japan Tobacco Inc.(the "Company") for the 20th fiscal year from April 1, 2004 to March 31, 2005. The accounting matters included in the business report and supplementary schedules referred to above are based on the Company's books of account. These

financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit includes auditing procedures applied to subsidiaries as considered necessary.

As a result of our audit, in our opinion;

(1) The balance sheet and the statement of income present fairly the financial position and the results of operations of the Company in conformity with the applicable laws and

(Seal)

(Seal)

(Seal)

(Seal)

regulations of Japan and the Articles of Incorporation,

(2) The business report (with respect to accounting matters only) presents fairly the Company's affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,

□ (3) The proposed appropriations of retained earnings are in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation, and

□ (4) The supplementary schedules (with respect to accounting matters only) present fairly the information required to be set forth therein under the Commercial Code of Japan.

The post-balance sheet events regarding transfer of land, building and structures in Funabashi City, Chiba prefecture, a former distribution base of the Group, which is stated under "III.Significant facts regarding the state of the Group occurred after the accounting term" in the business report, could have significant impacts on the company asset or the gain and loss of the next fiscal year and the following fiscal years after the next.

Subjoinder

As stated in "additional information (1)", regarding the products for the domestic market, whose brands were acquired by our company from RJR Nabisco, the products are imported by Mitsubishi Corp. and Kokubagumi from JT International S.A., and sold through TS Network Co., Ltd., a consolidated subsidiary, however, we have reached an agreement with Mitsubishi Corp. and Kokubagumi to terminate the contract to import or sell these products, as of the end of April 2005.

As stated in "additional information (2)", our company has entered a license agreement for manufacture and sales within Japan and exclusive use of the trademark of Marlboro products, however, our company and Philip Morris International agreed to terminate the license agreement at the expiry of the agreement at the end of April 2005, and not to renew the license agreement.

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

(TRANSLATION)

Report of Board of Corporate Auditors

Audit Report

Regarding the execution of duties by the Directors for the 20th fiscal year beginning April 1, 2004, and ending March 31, 2005, the Board of Corporate Auditors hereby submits its audit report, which has been prepared through discussions based on reports from the respective Corporate Auditors concerning the methods and results of audit performed.

1. Overview of Auditing Methods Employed by Corporate Auditors Based on the auditing policies and other guidelines specified by the Board of Corporate Auditors, each Corporate Auditor has attended the meetings of Board of Directors and other important conferences, received reports on business conditions from the directors and other related personnel, examined important documents and associated information and, when necessary, studied the operations and financial positions at head office and principal offices, and requested reports from subsidiaries regarding their business conditions. Also, each Corporate Auditor has received reports and explanations from the independent auditors and reviewed the balance sheet, the statement of income, the business report and supplementary schedules.

Regarding competitive trade by any of the directors, trade implying the conflict of interest involving the Company and any of its directors, the Company's gratis allocation of benefits, actions of trade counter to general practices any subsidiary and any shareholder, the acquisition and disposal of Company stock, we studied in detail, when necessary, the conditions of such trade, if any, in addition to our auditing efforts using the aforementioned methods.

2 Audit Results In our opinion, the methods and results employed and rendered by

independent auditors Tohmatsu & Co. are fair and reasonable. In our opinion, business report, as far as the descriptions other than the accounting data included in such report are concerned, fairly represents the Company's condition in accordance with the related laws and regulations and the Articles of Incorporation. With regard to the proposed appropriation of unappropriated retained earnings, we have found no items of exception regarding the Company's financial status or

other circumstances. In our opinion, supporting schedule, as far as the descriptions other than the accounting data included in such schedules are concerned, fairly represents the items for which the documentation should be expected. We have found no items of exception in that regard. With regard to the execution of duties, including those regarding subsidiaries, by the Company's directors, we have found no evidence of wrongful action or material violation of related laws and regulations, nor of any violation with respect to the Articles of Incorporation. Furthermore, we have found no evidence of neglect of duties by the directors, regarding competitive trade by any of the directors, trade implying the conflict of interest involving the Company and any of its directors, the Company's gratis allocation of benefits, actions of trade counter to general practices between any subsidiary and any shareholder, the acquisition and disposal of Company stock.

April 27, 2005

Board of Corporate Auditors of Japan Tobacco Inc.

Hisashi Tanaka, Standing Auditor Masaaki Sumikawa, Standing Auditor Masamichi Narita, Auditor Hiroyoshi Murayama, Auditor

(Note)The Corporate Auditors, Hisashi Tanaka, Masamichi Narita, and Hiroyoshi Murayama are outside auditors provided for in Section 1, Article 18, of the Law Concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc. of Kabushiki Kaisha.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

05/06/28 17:47

Reference Documents for Exercising Voting Rights

1.Number of voting rights held by all shareholders: 1,915,927

2. Matters for approval by shareholders and relevant information

Item 1: Approval of the Proposed Appropriation of Retained Earnings of the 20th Business Term

As shown below, the retained earnings of the 20th Business Term are proposed to be appropriated for the Company's returns for its shareholders while ensuring the internal reserve fund required for the future business development. With respect to the year-end dividend on shares of Common Stock for the fiscal year,we propose to pay JPY8,000 per share which amount is comprised of the regular dividend of JPY7,000 per share and a special dividend of JPY1,000 per share for 20th anniversary of the Company's establishment. Together with the interim dividend of JPY5,000 per share, the full-year dividend for the 20th Business Term is JPY13,000 per share, increased by JPY3,000 per share as compared to the full-year dividend for the previous Business Term.

Item 2: Election of Two (2) Directors

Upon conclusion of this ordinary general meeting of shareholders, Mr. Masakazu Kakei will resign from the position of the Director. For filling up the vacancy and in order to enhance top management, the election of two (2) Directors is proposed. The candidates for Directors are:

	Name (Date of Birth)	Brief Personal History and Representative Positions in Other Companies	Number of the Company's shares held
1	Yasushi Shingai (January 11, 1956)	April 1980: June 2004: Joined the Company Senior Vice President (Current Position)	8
2	Hiroshi Kimura (April 23, 1953)	April 1976: May 1999: June 1999: June 2001: Joined the Company Executive Vice President, JT International S.A. (Current Position) Director Resigned from the position of Director	5

Note: Each candidate has no special interest in the Company.
05/06/28 17:47

Item 3: Election of One (1) Corporate Auditor

Upon conclusion of this ordinary general meeting of shareholders, Mr. Masamichi Narita will resign from his position of Corporate Auditor. Accordingly, the election of one (1) Corporate Auditor is proposed. The submission of this item has been consented to by the Audit Board. Below is a candidate for Corporate Auditor. Mr. Takanobu Fujita is the candidate for the Outside Corporate Auditor as provided in Paragraph 1, Article 18 of Law concerning Exceptional Measures to the

Commercial Code with respect to Auditing, etc. of Corporations (Kabushiki-Kaisha)" of Japan.

Name (Date of Birth)	Brief Personal History and Representative Positions in Other Companies		Number of the Company's shares held
Takanobu Fujita (January 17, 1938)	April 1963:	Joined Japan Broadcasting Corporation (NHK)	0
	June 1990:	Senior News Commentator, NHK	
	January 1995: April 1999:	Retired from NHK Professor, Kwansei Gakuin University, School of Policy Studies	
	April 2005:	Visiting Professor, Kwansei Gakuin University, School of Policy Studies (Current Position)	

Note: The candidate has no special interest in the Company.

Item 4: Granting of Retirement Gratuities to Retiring Director and Corporate Auditor

In order to reward the retiring one (1) Director and one (1) Corporate Auditor, it is proposed that retirement benefits be granted to each of them within the limitation of proper amounts provided in the Company's criteria. We also propose that the specific amounts, time and methods, etc. for the respective retirement benefits be left to the discretion of the Board of Directors in respect of the retiring Director and to the consultation among the Corporate Auditors in respect of the retiring Corporate Auditor.

Retiring Director and Corporate Auditor are:

Name	Brief Personal	History
Masakazu Kakei	June 1995: June 1997: January 1999: June 2001:	Director Director and Executive Vice President Director Representative Director and Executive Deputy President (Current Position)
Masamichi Narita	June 1999:	Corporate Auditor (Current Position)